

Position




sun hydraulics®
CORPORATION

2010 Annual Report

Sales by Region



Americas
45%



Europe
32%



Asia/Pacific
23%

2010 Highlights

Sales increased 55% to $150.7 million in 2010, and earnings rebounded to $1.26 per share from $0.11 per share in 2009. Business improved in all geographic markets. Sales outside of the U.S. represented more than 60% of consolidated sales, the highest proportion in Sun's history. We delivered our strongest performance of the year in the fourth quarter, and continued to gain momentum in 2011's first quarter.

- **Operational Positioning**
  Gross profit margins benefited from actions taken in 2009. For example: Maintaining workforce readiness in 2009 enabled us to meet rising demand in 2010 without missing a beat. Giving employees access to third-party manufacturing education programs helped make our workforce more capable of flexing to meet increased business requirements. New heat treatment equipment and processes improved quality and increased throughput. New machinery increased capacity in critical areas. All of these measures helped Sun further differentiate itself from its competition.

- **Product Positioning**
  With the redesign and reintroduction of our stainless steel cartridge products in 2009, we saw demand increase throughout 2010. We added other electrically actuated cartridges to fill out our product line. Electrical valve amplifiers provided by High Country Tek (HCT), in which we hold a 48% equity interest, helped us win business at new customers. And in early 2011, Sun formally introduced its new Series 4 Plus Performance high-flow cartridge valves at major trade shows in both the U.S. and Germany. These valves are a cost-effective and smaller alternative to existing industrial valves in the marketplace.

- **Market Positioning**
  Sun added new system integrators to its distribution channels around the world. System integrators design, engineer and manufacture hydraulic systems. Supplementing its authorized distributors with system integrators enables Sun to gain greater market coverage. Integrator sales grew to more than 3% of consolidated sales in 2010, with over half of those sales outside of the U.S. In early 2011, we sold our interest in our joint venture company in China and established a representative office in Shanghai. This new arrangement will help us more effectively cover the country and increase sales in this important market.

Dear Shareholders:

In 2010, we began to reap the rewards of the disciplined actions we took during the recession. Though we had to make difficult decisions, we never compromised our principles or strategic vision. We continued to invest in our people during 2009 and to develop more efficient processes. Our suppliers continued to invest in their capabilities to make sure we could meet our delivery requirements. And our distribution channels continued to find new business. The result was a 55% increase in sales for 2010 and earnings per share improved to $1.26 compared to $0.11 in 2009.

The uptick in 2010 was quick and steep. After gradually increasing in the second half of 2009, orders accelerated throughout 2010. In fact, fourth-quarter sales were 10% higher than third-quarter sales, contradicting historical patterns and setting the stage for 2011's fast start. Because we kept our workforce intact during the downturn, we were easily able to handle the rapid rise in business and maintain the delivery performance our customers have come to expect. As we have said over and over, delivery performance early in the cycle translates into lasting market share gains.

At this point in 2011, we are optimistic about the prospects for growth. We continue to fine-tune our position in the hydraulics industry by adding capabilities and delivering system solutions to take advantage of market opportunities. Our operational efficiency is superior to that achieved in the last cycle, as evidenced by our strong margin performance. Gross margin for 2010 was 34.7% compared with 33.2% for 2008, the peak year of the last cycle. Our balance sheet continues to be exemplary, with $66.2 million in working capital, providing adequate financial resources to fund our growth.

Part of that growth will come from product development. Anticipating market needs, we provide enhanced value for customers through product line extension and expansion. Our development efforts focus on such product characteristics as higher pressures and flow rates, greater durability and more reliable performance, and smaller, lighter and more innovative solutions. Products with these features deliver greater value to the customer and provide a lower life cycle cost. This sets Sun apart.

Another part of our growth will come from market positioning. We have been adding system integrators to our distribution channels to complement our independent distributors and enhance market coverage. Through our German operation, we are beginning to explore the Russian market. In India, we have broadened our coverage by adding four new distributors. And in China, we have opened a new representative office which we believe will help us further penetrate the Chinese market by adding distributors and integrators and identifying key customers. Concurrently, we have sold our interest in our Chinese joint venture, Sun Hydraulics Systems (Shanghai) Co., to our partner, the Lin family. The former joint venture has become Sun's first authorized distributor in the country. Our relationship with the Lin family, which also owns our Taiwanese distributor, goes back 25 years.

Adhering to Basic Principles

We believe that success comes from a combination of tangible actions and intangible qualities. Our success—in the form of strong financial results and rising shareholder value—has come from having a sound vision and doing the right things for the right reasons. From its inception, Sun has been committed to being the leader in its field. We offer products that advance our customers' business, improving the safety and performance of the machinery in which they are used. We invest in equipment and processes to ensure our operations are efficient and profitable. We provide a safe and pleasant working environment for our employees, because it allows them to be more productive and helps them achieve life satisfaction. We keep the explicit and implicit promises we make to our customers, so they will remain our customers. Our brand and our reputation, we know, are products of our behavior.

We are committed to building our brand and burnishing our reputation by staying true to our principles. We thank all of our stakeholders for their support of Sun Hydraulics.



Allen J. Carlson
President and CEO

Positioned to Grow

Positioning a company to grow over the long term requires vision, strategy and execution. It requires a sense of history and an understanding of what the future may bring. Above all else, positioning a company successfully means working from bedrock values to create worth for all stakeholders.



This truck supports the world's tallest aerial work platform (AWP), extending 367 feet/ 112 meters into the air. Built in Finland, the platform incorporates Sun counterbalance cartridges that are used to raise, position, level and lower it. Precision and reliability are essential when raising a worker into the air to do his or her job. Sun Hydraulics has built its reputation making sure this type of machine operates safely, smoothly and reliably.

The screw-in hydraulic cartridge valve industry is approximately a $1.25 billion market. The industry developed in the United States in the late 1950s and early 1960s. Early cartridge valves were appealing to customers because they were small, lightweight, made from easily obtainable steels and cost-effective. These benefits helped spark the growth of the industry. However, early cartridge designs were plagued by operating and pressure limitations, were prone to leakage and were often unreliable. When Sun Hydraulics entered the industry in 1970, it set about developing differentiated products that embraced all the appealing qualities of cartridge valves and eliminated the undesirable characteristics. Over the past 40 years, Sun has shipped more than 43 million cartridges and built a reputation unrivaled in the industry. We have helped the cartridge valve industry grow at a faster rate than the overall hydraulics industry by raising the bar of customer expectations and encouraging our fellow cartridge valve companies to do the same. Being a leader in our industry has helped build our brand and reputation. Industry leadership provides intangible benefits that translate into shareholder returns.



Remotely operated underwater vehicles (ROVs) are another interesting application that employs Sun valves. ROVs are used in scientific research and in deepwater industries such as offshore oil and gas exploration and even underwater tree farming. Our valves are used to control the thrusters, manipulator arms, and grapples on ROVs. Precision and reliability are of utmost importance in these highly maneuverable vehicles.

Customers need to know what to expect when they choose to do business with you. They need to know that if you make a delivery promise, the delivery will take place on time. They need to know that if you advertise a product as performing in a specific manner, the product will in fact perform that way. Technically supporting and not obsolescing products builds long-term trust with customers, so they remain customers. All of this sounds like common sense, but you would be surprised how frequently these seemingly simple expectations go unmet.

One way Sun Hydraulics lets customers know what to expect is by providing extensive information on its website. The site is rich in technical and commercial content. We are creating mechanisms to allow customers to digitally communicate their circuit requirements. With that information we are automating aspects of solution design, drawing creation, and quotation. All this shortens the time to create customer solutions, by providing all the data a customer needs to make an informed buying decision.

Operationally, Sun manufactures products to order, scheduling production around the customer's or distributor's request date. We even take orders for next-day delivery. We have built our capacity and capability to ensure that customers receive our products when and where they need them. We continuously work to improve our manufacturing and assembly processes so that they are more productive and replicate products consistently. We manage our manufacturing environment by identifying constraints and alleviating them. At the same time, as we invest in capacity and capability, we are careful to avoid adding unnecessary overhead.

Our global footprint includes facilities on three continents. These factories supply independent distributors and system integrators who provide local, on-the-ground support to customers. Such support enables us to better understand customer requirements. Distributors and integrators know the local marketplace and have relationships with individual customers. They also have technical expertise in the Sun product line, which effectively makes them our frontline representatives. For customers, the distributors and integrators are an extension of our company, indeed the very face of our company.

Long-term profitable growth is the result of many things—for example, which products you make and how you design them, how you take them to market, how well and how efficiently you produce them, and how much customers desire to use them. Before any of that, though, a company must decide what is important and how it will behave. Sun values the communities in which it is located and is an active citizen. We offer a safe and pleasant working environment for our employees, and provide exceptional benefits. We are committed to being a leader in our field, providing our customers with high-performing products and dedicated resources. And we are committed as well to delivering long-term value to shareholders. A clear and strategic vision, resting on a foundation of strong ethical values, ultimately rewards all stakeholders.



We have referred to the use of Sun products in wind turbines in previous reports. Hydraulics is a central applied technology in wind turbine development. As these energy-generating structures have become more prevalent, Sun has become a preferred supplier of components for them. Wind turbines tower up to 500 feet/150 meters in height, and all the mechanisms that control the blades and generate electricity are located at the top of the tower. Reliability, efficiency and small size are the key benefits engineers seek in wind turbine hydraulic system design.

Financial Highlights

Year ended	**Jan. 1, 2011**	Jan. 2, 2010	Dec. 27, 2008	Dec. 29, 2007	Dec. 30, 2006
(in thousands except per share data)					
Statement of Operations:					
Net sales	**$150,695**	$ 97,393	$178,278	$167,374	$142,282
Gross profit	**52,343**	21,957	59,117	54,850	43,932
Operating income	**31,039**	2,143	36,377	33,635	25,051
Income before income taxes	**31,643**	2,017	37,729	34,371	24,903
Net income	**$ 21,400**	$ 1,856	$ 25,735	$ 22,131	$ 16,223
Basic net income per common share	**$ 1.26**	$ 0.11	$ 1.55	$ 1.35	$ 0.99
Diluted net income per common share	**$ 1.26**	$ 0.11	$ 1.55	$ 1.34	$ 0.99
Dividends per common share	**$ 0.86**	$ 0.45	$ 0.45	$ 0.34	$ 0.27
Other Financial Data:					
Depreciation and amortization	**$ 6,873**	$ 6,968	$ 7,096	$ 6,341	$ 5,849
Capital expenditures	**3,856**	5,096	10,874	12,591	9,525
Balance Sheet Data:					
Cash and cash equivalents	**$ 33,337**	$ 30,446	$ 35,303	$ 19,337	$ 9,497
Working capital	**66,150**	53,454	50,217	36,198	24,015
Total assets	**132,034**	119,933	122,385	110,780	87,185
Total debt	**—**	—	272	701	1,072
Shareholders' equity	**115,024**	107,614	106,556	91,882	70,800
% of Sales:					
Gross profit	**34.7%**	22.5%	33.2%	32.8%	30.9%
Operating income	**20.6%**	2.2%	20.4%	20.1%	17.6%
Net income	**14.2%**	1.9%	14.4%	13.2%	11.4%

Net Sales
(in millions)



$142.3
$167.4
$178.3
$97.4
$150.7
'06 '07 '08 '09 '10

Gross Profit
(in millions)



$43.9
$54.9
$59.1
$22.0
$52.3
'06 '07 '08 '09 '10

Cash from Operations
(in millions)



$19.6
$28.2
$38.5
$13.7
$25.1
'06 '07 '08 '09 '10

Return on Capital Employed
(as a percent)



26.0%
29.7%
34.9%
2.2%
29.7%
'06 '07 '08 '09 '10

Table of Contents

Selected Consolidated Financial Data

The following summary should be read in conjunction with the consolidated financial statements and related notes contained herein. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

The Company reports on a fiscal year that ends on the Saturday closest to December 31st. Each quarter generally consists of thirteen weeks. As a result of the 2009 fiscal year ending January 2, 2010, the quarter ended January 2, 2010, consisted of fourteen weeks, resulting in a 53-week year.

All stock prices and dividends are adjusted for a three-for-two stock split, effected in the form of a 50% stock dividend, which was effective on July 15, 2007.

Year ended	**Jan. 1, 2011**	Jan. 2, 2010	Dec. 27, 2008	Dec. 29, 2007	Dec. 30, 2006
(in thousands except per share data)					
Statement of Operations:					
Net sales	**$150,695**	$ 97,393	$178,278	$167,374	$142,282
Gross profit	**52,343**	21,957	59,117	54,850	43,932
Operating income	**31,039**	2,143	36,377	33,635	25,051
Income before income taxes	**31,643**	2,017	37,729	34,371	24,903
Net income	**$ 21,400**	$ 1,856	$ 25,735	$ 22,131	$ 16,223
Basic net income per common share	**$ 1.26**	$ 0.11	$ 1.55	$ 1.35	$ 0.99
Diluted net income per common share	**$ 1.26**	$ 0.11	$ 1.55	$ 1.34	$ 0.99
Dividends per common share	**$ 0.86**	$ 0.45	$ 0.45	$ 0.34	$ 0.27
Other Financial Data:					
Depreciation and amortization	**$ 6,873**	$ 6,968	$ 7,096	$ 6,341	$ 5,849
Capital expenditures	**3,856**	5,096	10,874	12,591	9,525
Balance Sheet Data:					
Cash and cash equivalents	**$ 33,337**	$ 30,446	$ 35,303	$ 19,337	$ 9,497
Working capital	**66,150**	53,454	50,217	36,198	24,015
Total assets	**132,034**	119,933	122,385	110,780	87,185
Total debt	**—**	—	272	701	1,072
Shareholders' equity	**115,024**	107,614	106,556	91,882	70,800

Selected Consolidated Financial Data (continued)

Quarterly Results of Operations

(unaudited, in thousands)

For the quarter ended	**Jan. 1, 2011**	**Oct. 2, 2010**	**Jul. 3, 2010**	**Apr. 3, 2010**
Net sales	**$41,772**	**$38,073**	**$39,246**	**$31,605**
Gross profit	**14,689**	**13,550**	**13,984**	**10,120**
Operating income	**8,754**	**8,182**	**9,139**	**4,964**
Income before income taxes	**8,762**	**8,409**	**9,323**	**5,148**
Net income	**$ 6,267**	**$ 5,709**	**$ 6,113**	**$ 3,311**
Basic net income per common share	**$ 0.37**	**$ 0.34**	**$ 0.36**	**$ 0.20**
Diluted net income per common share	**$ 0.37**	**$ 0.34**	**$ 0.36**	**$ 0.20**

For the quarter ended	Jan. 2, 2010	Sep. 26, 2009	Jun. 27, 2009	Mar. 28, 2009
Net sales	$27,262	$23,316	$21,607	$25,208
Gross profit	6,793	5,351	4,234	5,579
Operating income	1,549	423	(633)	804
Income before income taxes	1,626	570	(901)	722
Net income (loss)	$ 1,286	$ 554	$ (536)	$ 552
Basic net income (loss) per common share	$ 0.08	$ 0.03	$ (0.03)	$ 0.03
Diluted net income (loss) per common share	$ 0.08	$ 0.03	$ (0.03)	$ 0.03

For the quarter ended	Dec. 27, 2008	Sep. 27, 2008	Jun. 28, 2008	Mar. 29, 2008
Net sales	$32,936	$44,771	$51,563	$49,008
Gross profit	8,210	14,738	19,075	17,094
Operating income	2,674	9,281	13,283	11,139
Income before income taxes	3,154	9,768	13,341	11,465
Net income	$ 2,480	$ 6,657	$ 8,908	$ 7,690
Basic net income per common share	$ 0.15	$ 0.40	$ 0.54	$ 0.46
Diluted net income per common share	$ 0.15	$ 0.40	$ 0.54	$ 0.46

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Sun Hydraulics Corporation is a leading designer and manufacturer of high-performance screw-in hydraulic cartridge valves and manifolds, which control force, speed and motion as integral components in fluid power systems. The Company sells its products globally through wholly-owned subsidiaries and independent distributors. Sales outside the United States for the year ended January 1, 2011 were approximately 61% of total net sales.

Approximately two-thirds of product sales are used by the mobile market, which is characterized by applications where the equipment is not fixed in place, the operating environment is often unpredictable, and duty cycles are generally moderate to low. Some examples of the mobile market include equipment used in off-road construction, agriculture, fire and rescue, utilities, oil fields, and mining.

The remaining one-third of sales are used by industrial markets, which are characterized by equipment that is fixed in place, typically in a controlled environment, and which operates at higher pressures and duty cycles. Power units, automation machinery, metal cutting machine tools and plastics machinery are some examples of industrial equipment. The Company sells to both markets with a single product line.

Industry Conditions

Demand for the Company's products is dependent on demand for the capital goods into which the products are incorporated. The capital goods industries in general, and the fluid power industry specifically, are subject to economic cycles. According to the National Fluid Power Association (the fluid power industry's trade association in the United States), the United States index of shipments of hydraulic products increased 42% in 2010, after a decrease of 40% in 2009 and an increase of 8% in 2008.

The Company's order trend has historically tracked closely to the United States Purchasing Managers Index (PMI). A PMI above 50 indicates economic expansion in the manufacturing sector and when below 50, it indicates economic contraction. The index increased to 58.5 in December 2010, from 56.4 in December 2009. The index has remained above 50 since August 2009. The report in February 2011 indicates continuing strong performance in the manufacturing sector with an index at 61.4, its highest level since 2004. New orders and production, driven by strength in exports in particular, continue to drive the composite index. Management believes these are very positive signs for the Company's business in 2011.

Results for the 2010 Fiscal Year

	January 1, 2011	January 2, 2010	Increase
(Dollars in millions except net income per share)			
Twelve Months Ended			
Net Sales	**$150.7**	$97.4	55%
Net Income	**$ 21.4**	$ 1.9	1026%
Net Income per share:			
Basic	**$ 1.26**	$0.11	1045%
Diluted	**$ 1.26**	$0.11	1045%
Three Months Ended			
Net Sales	**$ 41.8**	$27.3	53%
Net Income	**$ 6.3**	$ 1.3	385%
Net Income per share:			
Basic	**$ 0.37**	$0.08	363%
Diluted	**$ 0.37**	$0.08	363%

Business activity in 2010 rebounded more quickly than management had anticipated. The Company has been able to keep up with the steadily increasing demand, while realizing substantial productivity improvements, thanks in large part to maintaining and investing in its workforce readiness throughout the downturn. The operational efficiency of the Company is demonstrated by its strong earnings numbers.

Generally, the Company's second quarter is its strongest, but business expanded in the fourth quarter, resulting in its highest revenue and earnings quarter of the year. That expansion has continued into the first quarter, as some of the Company's traditional markets gain strength. Sales in 2010 were buoyed by new customers around the world. Traditional markets like mining, construction and aerial work platforms appear to be gaining strength, which management believes is a good indication for 2011.

The macroeconomic outlook is robust, the PMI continues to expand and all signals are positive. As capital goods industries remain strong, management believes Sun will continue to grow and earnings will continue to rise. The Company has a very strong first quarter forecast, and expects to remain busy.

Maintaining the Company's strong balance sheet and financial flexibility remains a key strategy. The Company ended 2010 with cash and investments of $45.0 million, up $6.7 million from the previous year, an unused line of credit of $35.0 million, and zero dollars of long-term debt. The Company continued to invest in its business in 2010 with capital expenditures for the year of approximately $3.9 million. The Company has ample cash to do the things management believes are necessary to position the Company to take the next step in its growth.

Dividends

The Company declared quarterly dividends of $0.09 per share that were paid on the 15th day of the month following the date of declaration. In 2010, the Company declared a one-time special cash dividend of $0.50 per share that was paid on November 30, 2010, to shareholders of record as of November 15, 2010.

In March 2011, the Board elected to once again apportion a shared distribution for employees and shareholders based on the Company's 2010 results. The shared distribution consists of a 9% contribution of salaries to all eligible employees, most of which will be paid into retirement plans, and an $0.11 per share dividend to shareholders, totaling approximately $4.6 million. The shared distribution concept was introduced in 2008 as a way to reward both shareholders and employees when Sun has a successful year.

The shared distribution dividend was issued to shareholders of record on March 15, 2011, with payment on March 31, 2011.

Outlook

First quarter 2011 revenues are expected to be approximately $50 million, up approximately 58% from the first quarter of 2010. Earnings per share are estimated to be $0.50 to $0.53 compared to $0.20 in the same period a year ago.

Results of Operations

The following table sets forth, for the periods indicated, certain items in the Company's statements of operations as a percentage of net sales.

For the year ended	**Jan. 1, 2011**	Jan. 2, 2010	Dec. 27, 2008	Dec. 29, 2007	Dec. 30, 2006
Net sales	**100.0%**	100.0%	100.0%	100.0%	100.0%
Gross profit	**34.7%**	22.5%	33.2%	32.8%	30.9%
Operating income	**20.6%**	2.2%	20.4%	20.1%	17.6%
Income before income taxes	**21.0%**	2.1%	21.2%	20.5%	17.5%

Segment Information

(in thousands)	United States	Korea	Germany	United Kingdom	Elimination	Consolidated
2010						
Sales to unaffiliated customers	**$ 94,067**	**$16,284**	**$19,770**	**$20,574**	**$ —**	**$150,695**
Intercompany sales	**26,022**	**—**	**160**	**1,225**	**(27,407)**	**—**
Operating income	**22,040**	**2,246**	**4,024**	**2,822**	**(93)**	**31,039**
Total assets	**89,977**	**10,535**	**14,705**	**17,605**	**(788)**	**132,034**
Depreciation and amortization	**5,388**	**89**	**429**	**967**	**—**	**6,873**
Capital expenditures	**3,400**	**217**	**27**	**212**	**—**	**3,856**
2009						
Sales to unaffiliated customers	$ 59,278	$ 9,978	$14,654	$13,483	$ —	$ 97,393
Intercompany sales	15,545	—	139	1,101	(16,785)	—
Operating income (loss)	(2,110)	616	2,475	884	278	2,143
Total assets	85,338	8,191	12,447	15,923	(1,966)	119,933
Depreciation and amortization	5,335	104	502	1,027	—	6,968
Capital expenditures	4,758	41	30	267	—	5,096
2008						
Sales to unaffiliated customers	$111,180	$17,455	$27,356	$22,287	$ —	$178,278
Intercompany sales	28,656	—	245	2,282	(31,183)	—
Operating income	24,531	1,148	7,693	3,231	(226)	36,377
Total assets	91,855	6,680	10,980	15,049	(2,179)	122,385
Depreciation and amortization	5,139	151	572	1,234	—	7,096
Capital expenditures	9,904	39	298	633	—	10,874

Comparison of Years Ended January 1, 2011 and January 2, 2010

Net Sales

Net sales were $150.7 million, an increase of $53.3 million, or 54.7%, compared to $97.4 million in 2009. Net sales increased 54.8% excluding the effect of exchange rates. The increase in net sales was primarily driven by increased demand in our end markets, which primarily include capital goods equipment. Price increases instituted in July 2010 accounted for approximately 1.5% of total sales. New product sales (defined as products introduced within the last five years) generally made up 10–15% of total sales in 2010.

North American sales increased 51.3% or $22.8 million, to $67.3 million in 2010, Asian sales increased 74.2% or $12.8 million, to $30.1 million in 2010, and European sales increased 46.9% or $15.2 million, to $47.7 million in 2010.

The U.S. reporting segment had sales of $94.1 million during 2010, up $34.8 million or 58.7%, compared to sales of $59.3 million during 2009. The increase was driven by demand in our end markets and the general upturn in the global economy. International sales out of the U.S. were $34.9 million during 2010, up 83.7% or $15.9 million, compared to $19.0 million during 2009. International sales out of the U.S. include sales to Europe, Africa and the Asia/Pacific region. Significant increases in sales were noted in almost all geographic regions.

The Korean reporting segment had sales of $16.3 million during 2010, up $6.3 million or 63.2%, compared to sales of $10.0 million during 2009. Currency effect increased 2010 sales by approximately $1.4 million, the majority of which occurred in the first half of the year. The remaining increase was the result of efforts to expand and diversify the customer base, in addition to increased demand from existing customers.

The German reporting segment had sales of $19.8 million during 2010, up $5.1 million or 34.9%, compared to sales of $14.7 million during 2009. The increases in sales was primarily related to demand within Germany. However, increased sales were noted throughout most of Europe. These increases were partially offset by currency effect, which reduced 2010 sales by approximately $1.0 million, most of which occurred in the second half of the year.

The U.K. reporting segment had sales of $20.6 million during 2010, up $7.1 million or 52.6%, compared to sales of $13.5 million during 2009. The increase was primarily related to sales within the U.K., and to Sweden. Currency effect reduced 2010 sales by approximately $0.4 million.

Gross Profit

Gross profit increased $30.4 million or 138.4% to $52.3 million in 2010, compared to $22.0 million in 2009. Gross profit as a percentage of net sales increased to 34.7% in 2010, compared to 22.5% in 2009.

During the downturn of the prior year, the Company maintained its workforce, and labor and variable overhead costs became essentially fixed. By maintaining its workforce, the Company was able to respond to the increased demand in 2010. As sales increased across all segments, the Company experienced productivity improvements and was able to leverage its overhead costs to generate higher gross profit.

Higher sales volume in 2010 contributed $11.4 million of the gross profit increase. The remaining increase in gross profit was attributed to productivity improvements of approximately $4.5 million, and decreases in overhead expenses as a percentage of sales of approximately $13.3 million, both of which occurred primarily in the U.S. A price increase in July 2010 added approximately $2.6 million to gross profit. The increase in gross profit was partially offset by higher material costs as a percent of sales of $1.4 million. Additionally, 2010 amounts include higher benefit costs of approximately $1.9 million relating to the shared distribution, most of which will be paid into retirement plans.

In June 2009, the Company initiated rolling furloughs for the production workforce and a 3% salary reduction for non-production personnel. Production employees were brought back throughout the first quarter of 2010 as demand increased. In April 2010, the Company ended its employee furlough program and restored the 3% salary decrease for all U.S. employees. There was minimal impact during 2010 relating to the furloughs and salary reductions; however, the prior year period includes cost savings of approximately $1.3 million.

Selling, Engineering and Administrative Expenses

Selling, engineering and administrative expenses in 2010 were $21.3 million, a $1.5 million, or 7.5%, increase, compared to $19.8 million in 2009. The increase is primarily related to marketing efforts in Asia of approximately $0.4 million, and additional benefits related to the shared distribution of approximately $0.8 million, most of which will be paid into retirement plans. The prior year includes cost savings of approximately $0.9 million, resulting from the furlough and salary reductions.

Operating Income

Operating income increased $28.9 million or 1348.4% to $31.0 million in 2010, compared to $2.1 million in 2009, with operating margins of 20.6% and 2.2% for 2010 and 2009, respectively. Based on the Company's structure and decisions during the downturn, the increase in sales during 2010 improved operating margins across all segments. During the downturn of the prior year, the Company maintained its workforce and labor and variable overhead costs became essentially fixed. By maintaining its workforce, the Company was able to respond to the increased demand. As sales increased across all segments, the Company experienced productivity improvements and was able to leverage its overhead costs to generate higher operating income.

The U.S. reporting segment contributed $22.0 million to our consolidated operating income during 2010 compared to an operating loss of $2.1 million during 2009, an increase of $24.2 million. The increase in the U.S. operating segment was primarily related to productivity gains and leverage of its overhead costs. Productivity gains contributed $4.5 million and decreases in variable and fixed overhead costs as a percent of sales added

$13.8 million to operating income. The remaining increases in operating income were primarily from absorption of selling, engineering, and administrative expenses.

The Korean reporting segment contributed $2.2 million to our consolidated operating income during 2010 compared to $0.6 million during 2009, an increase of $1.6 million. The increase in operating income was primarily related to material costs due to the strength of the Korean Won against the U.S. Dollar for material purchases made in U.S. Dollars, and productivity improvements totaling $1.0 million. The increase in sales volume resulted in $0.4 million of additional operating income.

The German reporting segment contributed $4.0 million to our consolidated operating income during 2010 compared to $2.5 million during 2009, an increase of $1.5 million. The increase was primarily due to the absorption of selling, engineering, and administrative expenses which remained flat in whole dollars. The increase in sales volume resulted in $0.9 million of additional operating income. These amounts were offset by material costs, due to the weakening of the Euro against the U.S. Dollar for material purchases made in U.S. Dollars of $0.6 million.

The U.K. reporting segment contributed $2.8 million to our consolidated operating income during 2010 compared to $0.9 million during 2009, an increase of $1.9 million. The increase was primarily related to productivity improvements of $0.8 million and decreased variable and fixed costs as a percent of sales of $1.7 million. The increase in sales volume resulted in $0.5 million of additional operating income. These amounts were partially offset by increased material costs of $1.6 million, primarily related to product mix.

Interest Income, Net

Net interest income for 2010 was $0.7 million compared to net interest income of $0.6 million for 2009. Total average cash and investments for 2010 was $41.6 million compared to total average cash of $36.8 million for 2009. Although total cash and investments increased in 2010, interest rates were at an all time low. Interest is primarily derived from investments in corporate and municipal bonds, mutual funds, certificates of deposit, and money market funds.

Foreign Currency Transaction Loss, Net

Net foreign currency transaction loss was $0.1 million in 2010 compared to $0.3 million in 2009. The U.S. Dollar strengthened against the Euro, the Korean Won and the British Pound at times during 2010, resulting in minimal foreign currency transaction losses at each of our international locations.

Miscellaneous (Income) Expense, Net

Miscellaneous income was $0.1 million in 2010 compared to expense of $0.4 million in 2009. The increase was primarily related to equity method investment earnings.

Income Taxes

The provision for income taxes for the year ended January 1, 2011, was 32.4% of pretax income compared to a provision of 8.0% for the year ended January 2, 2010. The change was primarily due to the relative levels of income and different tax rates in effect among the countries in which the Company sells its products. The prior year provision includes a tax benefit for losses recognized in the U.S.

Comparison of Years Ended January 2, 2010 and December 27, 2008

Net Sales

Net sales were $97.4 million, a decrease of $80.9 million, or 45.4%, compared to $178.3 million in 2008. Net sales decreased 42.5% excluding the effect of exchange rates. The decrease in net sales was primarily driven by decreased demand in our end markets, which primarily include capital goods equipment. Price increases instituted in October 2008 accounted for approximately 1.5% of total sales. New product sales (defined as products introduced within the last five years) generally made up 10–15% of total sales in 2009.

North American sales decreased 46.5% or $38.7 million, to $44.5 million in 2009, Asian sales decreased 44.0% or $13.6 million, to $17.3 million in 2009, and European sales decreased 45.2% or $26.8 million, to $32.4 million in 2009.

The U.S. reporting segment had sales of $59.3 million during 2009, down $51.9 million or 46.7%, compared to sales of $111.2 million during 2008. The decrease was driven by demand in our end markets and the general downturn in the global economy. International sales out of the U.S. were $19.0 million during 2009, down 48.7% or $18.0 million, compared to $37.1 million during 2008. International sales out of the U.S. include some sales to Europe, Africa and the Asia/Pacific region. Significant decreases in sales were noted in almost all geographic regions.

The Korean reporting segment had sales of $10.0 million during 2009, down $7.5 million or 42.8%, compared to sales of $17.5 million during 2008. Currency effect reduced 2009 sales by approximately $1.5 million. The remaining decrease was related to a slowdown in sales to four major Korean customers that are in the construction equipment industry. The Korean reporting segment was the first segment to be affected by the slowdown in the global economy. As expected by management, the Korean reporting segment was also the first segment to show quarterly year over year growth, which occurred in the fourth quarter of 2009 with sales increasing $1.2 million, or 69.0% from the prior year. The Korean reporting segment had declining quarterly year over year sales since the second quarter of 2008. Efforts to expand and diversify its customer base, in addition to increased demand from existing customers, led to the increased sales.

The German reporting segment had sales of $14.7 million during 2009, down $12.7 million or 46.4%, compared to sales of $27.4 million during 2008. Currency effect reduced 2009 sales by approximately $1.0 million. The remaining decrease was primarily related to demand within Germany. However, sales were down in all geographic markets.

The U.K. reporting segment had sales of $13.5 million during 2009, down $8.8 million or 39.5%, compared to sales of $22.3 million during 2008. Currency effect reduced 2009 sales by approximately $1.4 million. The largest reduction of sales was to customers within the U.K. however, sales were down in almost all geographic markets.

Gross Profit

Gross profit decreased $37.2 million or 62.9% to $ 22.0 million in 2009, compared to $59.1 million in 2008. Gross profit as a percentage of net sales decreased to 22.5% in 2009, compared to 33.2% in 2008. The Company experienced a sharp decline in sales during the fourth quarter of 2008, which resulted in gross profit margins of 24.9% in that period. Sales continued to decline during the first half of 2009, resulting in further reductions in the gross profit margin. Both sales and gross profit margins increased sequentially in the third and fourth quarters of 2009. The gross profit margin in the fourth quarter of 2009 was flat compared to the prior year with a margin of 24.9%, while sales decreased $5.7 million for the same period. The 2008 fourth quarter results included additional retirement expense related to the shared distribution that was not included in the current year.

The 2009 gross profit decreases were primarily related to lower sales volume, which contributed $26.8 million of the decrease. The remaining decreases in gross profit were attributed to productivity declines of approximately $2.5 million, and increases in overhead expenses as a percentage of sales of approximately $10.0 million, both of which occurred primarily in the U.S. In periods of sharp declining sales, the Company cannot reduce costs at the same pace. However, the decrease in gross profit was partially offset by lower material costs as a percent of sales of approximately $2.1 million, primarily in the U.S.

Additionally, the Company eliminated overtime premiums equal to approximately $1.1 million, reduced retirement benefits, primarily related to the shared distribution, of approximately $3.2 million that was included in the prior year results, and the Company had cost savings of approximately $1.3 million resulting from the furloughs and salary reductions during the current year. These reductions were all primarily in the U.S.

Selling, Engineering, and Administrative Expenses

Selling, engineering and administrative expenses in 2009 were $19.8 million, a $2.9 million, or 12.8%, decrease, compared to $22.7 million in 2008. The change was due to decreases in compensation of $0.9 million, resulting primarily from salary freezes and reductions that began in January, fringe benefit costs of $0.9 million, primarily related to retirement benefits associated with the shared distribution that was included in the prior year results, travel of $0.4 million, and professional fees and outside services of $0.4 million.

Operating Income

Operating income decreased $34.2 million or 94.1% to $2.1 million in 2009, compared to $36.4 million in 2008, with operating margins of 2.2% and 20.4% for 2009 and 2008, respectively.

The U.S. reporting segment experienced an operating loss of $2.1 million in 2009 compared to operating income of $24.5 million during 2008, a decrease of $26.7 million. The sharp decline in sales volume reduced operating income $11.5 million. Additional decreases in operating income occurred from productivity declines as a result of keeping its workforce intact, and increased variable and fixed overhead costs as a percent of sales. Decreases in operating income were partially offset by decreases in material costs. Additionally, the Company had cost savings of approximately $1.4 million in 2009, as a result of the furloughs and salary reductions.

The Korean reporting segment contributed $0.6 million to our consolidated operating income during 2009 compared to $1.1 million during 2008, a decrease of $0.5 million. The decrease was almost entirely related to the reduction in sales volume.

The German reporting segment contributed $2.5 million to our consolidated operating income during 2009 compared to $7.7 million during 2008, a decrease of $5.2 million. Reduction in sales volume resulted in a decrease of $3.6 million to operating income. The remaining decrease was primarily related to increased fixed overhead costs as a percent of sales and increased material costs due to the strength of the U.S. Dollar against the Euro for material purchases made in U.S. Dollars.

The U.K. reporting segment contributed $0.9 million to our consolidated operating income during 2009 compared to $3.2 million during 2008, a decrease of $2.3 million. The reduction in sales volume was responsible for $1.3 million of the decrease in operating income. The remaining decrease was primarily related to increased fixed overhead costs as a percent of sales.

Interest Income, Net

Net interest income for 2009 was $0.6 million compared to net interest income of $0.8 million for 2008. The Company paid off the remaining balance of its long-term debt in the first quarter of 2009, and had total average debt for 2008 of $0.5 million. Total average cash and investments for 2009, was $36.8 million compared to total average cash of $27.3 million for 2008. Although total cash and investments increased in 2009, interest rates were at an all time low. In response to the decrease in interest rates in 2009, the Company invested in primarily corporate and municipal bonds to achieve an above average rate of return.

Foreign Currency Transaction (Gain) Loss, Net

Net foreign currency transaction loss was $0.3 million in 2009 compared to a gain of $0.5 million in 2008. While the Euro, the Korean Won and the British Pound strengthened against the U.S. Dollar, the U.K. operations experienced losses related to sales conducted in U.S. Dollars and from the revaluation of Sun Ltd. balance sheet items, which were held in U.S. Dollars. The inverse was true of 2008.

Miscellaneous (Income) Expense, Net

Miscellaneous expense was $0.4 million in 2009 compared to income of $0.1 million in 2008. The decrease in income is primarily related to a reduction in equity method investment earnings from the prior year. The prior year income was primarily a result of proceeds from an insurance claim. This amount was partially offset by a loss on disposal of assets and charitable contributions.

Income Taxes

The provision for income taxes for the year ended January 2, 2010, was 8.0% of pretax income compared to a provision of 31.8% for the year ended December 27, 2008. The change was primarily due to the relative levels of income and different tax rates in effect among the countries in which the Company sells its products, particularly from the tax benefit recognized in the U.S.

Liquidity and Capital Resources

Historically, the Company's primary source of capital has been cash generated from operations, although short-term fluctuations in working capital requirements have been met through borrowings under revolving lines of credit as needed. The Company's principal uses of cash have been to pay operating expenses, pay dividends to shareholders, make capital expenditures, and service debt.

Net cash flow from operations in 2010 was $25.1 million, compared to $13.7 million in 2009 and $38.5 million in 2008. The $11.4 million increase in the Company's net cash flow from operations was due primarily to the increase in net income of $19.5 million, and changes in working capital relating to accounts receivable, inventories, accounts payable and accrued expenses. Cash on hand increased $2.9 million from $30.4 million in 2009 to $33.3 million in 2010. The Company had $11.6 million invested in available-for-sale securities at January 1, 2011, compared to $7.8 million invested in available-for-sale securities at January 2, 2010. Days sales outstanding decreased to 32 in 2010 from 42 in 2009 and inventory turns increased to 10.6 in 2010 from 8.5 in 2009. Both days sales outstanding and inventory turns improved with the increased demand throughout 2010. The $24.9 million decrease in the Company's net cash flow from operations in 2009 was due primarily to the decrease in net income of $23.9 million.

Capital expenditures, consisting primarily of purchases of machinery and equipment, were $3.9 million in 2010, compared to $3.4 million in 2009 and $8.4 million in 2008. Also included in capital expenditures for the year ended January 2, 2010, and December 27, 2008, were land purchases equal to $1.7 million and $2.5 million, respectively. The Company considers five factors when purchasing capital equipment: to increase capability, increase capacity, reduce hassle, comply with changes to legal regulations and improve safety. Capital expenditures in 2010 were less than originally estimated, which was primarily the result of having adequate capacity to meet demand. The level of demand we are currently experiencing makes it difficult to estimate capital expenditures for 2011, but we do anticipate first quarter purchases of $1.0 to $2.0 million.

On August 11, 2005, the Company completed a refinancing of its existing debt in the U.S. and established a secured revolving line of credit of $35 million (the "Line of Credit") with Fifth Third Bank (the "Bank"). The Line of Credit is secured by the Company's U.S. assets, including its manufacturing facilities, and requires monthly payments of interest. The Line of Credit has a floating interest rate based upon LIBOR plus 1.5% or the Bank's Base Rate, whichever is more advantageous. The Line of Credit is payable in full on August 1, 2011, but maturity may be accelerated by the Bank upon an Event of Default (as defined). Prepayment may be made without penalty or premium at any time upon the required notice to the Bank. At January 1, 2011, the Line of Credit had no outstanding balance.

The Line of Credit is subject to debt covenants including: 1) Debt (as defined) to Tangible Net Worth (as defined) ratio of not more than 1.5:1.0, 2) Funded Debt (as defined) to EBITDA (as defined) ratio of not more than 2.5:1.0, and 3) EBIT (as defined) to Interest Expense (as defined) ratio of not less than 1.1:1.0; and requires the Company to maintain its primary domestic deposit accounts with the Bank. As of January 1, 2011, the Company was in compliance with all debt covenants.

The Company declared the following regular quarterly dividends to shareholders of record on the last day of the respective quarter:

	2010	2009	2008
First quarter	**$0.090**	$0.090	$0.090
Second quarter	**0.090**	0.090	0.090
Third quarter	**0.090**	0.090	0.090
Fourth quarter	**0.590**	0.090	0.090

These dividends were paid on the 15th day of each month following the date of declaration. In 2010, the Company also declared a one-time special cash dividend of $0.50 per share, paid on November 30, 2010, to shareholders of record as of November 15, 2010.

During 2009 and 2008, the Company paid shared distribution cash dividends of $0.09 per share. The 2009 dividend was paid on March 31, 2009, to shareholders of record as of March 15, 2009, and the 2008 dividend was paid on May 30, 2008, to shareholders of record as of May 15, 2008. The Board of Directors also declared a shared distribution cash dividend of $0.11 per share, payable on March 31, 2011, to shareholders of record as of March 15, 2011. The shared distribution was introduced in 2008 as a way to reward both shareholders and employees when the Company has a successful year.

The declaration and payment of future dividends is subject to the sole discretion of the Board of Directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, acquisition opportunities, future prospects and other factors deemed pertinent by the board of directors.

The Company believes that cash generated from operations and its borrowing availability under the revolving Line of Credit will be sufficient to satisfy the Company's operating expenses and capital expenditures for the foreseeable future. In the event that economic conditions were to severely worsen for a protracted period of time, the Company would have several options available to ensure liquidity in addition to increased borrowing.

Capital expenditures could be postponed since they primarily pertain to long-term improvements in operations. Additional operating expense reductions also could be made. Finally, the dividend to shareholders could be reduced or suspended.

OTHER MATERIAL COMMITMENTS. Our contractual obligations and debt obligations as of January 1, 2011, are summarized in the table below (in thousands):

		Payments due by Period			
Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Operating leases	$ 129	$98	$31	$—	$ —
Other long-term liabilities[1]	1,197	—	—	—	1,197
Total contractual obligations	$1,326	$98	$31	$—	$1,197

(1) Other long-term liabilities consist of deferred compensation of $1,197. Deferred compensation relates to Director compensation for attendance at Board meetings. Amounts will be paid upon an individual ceasing to be a Director of the Company or earlier dates selected by the Director as provided in the deferred compensation plan.

Critical Accounting Policies and Estimates

The Company currently only applies judgment and estimates which may have a material effect on the eventual outcome of assets, liabilities, revenues and expenses for impairment of long-lived assets, accounts receivable, inventory, goodwill, accruals, stock based compensation, and income taxes. The following explains the basis and the procedure for each account where judgment and estimates are applied.

Revenue Recognition

The Company reports revenues, net of sales incentives, when title passes and risk of loss transfers to the customer. The effect of material non-recurring events related to product liabilities is provided for when they become known. The Company has not experienced any material product liabilities in the past.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Accounts Receivable

The Company sells to most of its customers on a recurring basis, primarily through distributors with which the Company maintains long-term relationships. As a result, bad debt experience has not been material. The allowance for doubtful accounts is determined on a specific identification basis by a review of those accounts that are significantly in arrears. There can be no assurance that a distributor or a large direct sale customer with overdue accounts receivable balances will not develop financial difficulties and default on payment. See Consolidated Balance Sheets for allowance amounts.

Inventory

The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 5 to the Financial Statements for inventory reserve amounts.

Goodwill

The Company acquired its Korean operations in September 1998 using the purchase method. As a result, goodwill is reflected on the Consolidated Balance Sheet. A valuation using a discounted cash flow method was performed at January 1, 2011, and January 2, 2010. It was determined that the value of the goodwill was not impaired. There is no assurance that the value of the acquired company will not decrease in the future due to changing business conditions. See Note 7 to the Financial Statements for goodwill amounts.

Accruals

The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on management's assessment of estimated liabilities related to workers' compensation, health care benefits and annual contributions to an employee stock ownership plan ("ESOP"), established in 2004 as part of the Company's retirement plan. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

The Company accrues for health care benefit costs under a self-funded plan. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $115 thousand on an individual basis and approximately $7.0 million on an aggregate basis.

Stock-Based Compensation

All share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in earnings over the requisite service period. Benefits of tax deductions in excess of recognized compensation costs are reported as a financing cash inflow.

Income Taxes

The Company's income tax policy provides for a liability approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. These differences result from items reported differently for financial reporting and income tax purposes, primarily depreciation, accrued expenses and reserves.

The Company reports a liability for unrecognized tax benefits resulting from unrecognized tax benefits taken or expected to be taken in a tax return. The Company recognizes potential interest and penalties related to its unrecognized tax benefits in income tax expense.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance amending the existing fair value measurements and disclosures guidance. The amendment requires new disclosures regarding the transfers in and out of level 1 and 2 fair value measurements and activity in level 3 fair value measurements. The amendment also clarifies existing disclosures regarding the level of disaggregated information as well as more disclosure around valuation techniques and inputs to fair value measurements. The guidance was effective for interim and annual reporting periods commencing after December 15, 2009, with a portion effective for fiscal years beginning after December 15, 2010. The adoption of this guidance has not had a material impact on the Company's Consolidated Financial Statements, nor is the remaining guidance expected to have a material impact.

Off Balance Sheet Arrangements

The Company does not engage in any off balance sheet financing arrangements. In particular, the Company does not have any material interest in variable interest entities, which include special purpose entities and structured finance entities.

The Company uses the equity method of accounting to account for its investments in Sun China, WhiteOak and High Country Tek. The Company does not have a majority ownership in or exercise control over any of the entities. These investments were not material to the financial statements of the Company at January 1, 2011.

Seasonality

The Company generally has experienced increased sales during the second quarter of the year, largely as a result of the order patterns of our customers. As a result, the Company's second quarter net sales, income from operations and net income historically are the highest of any quarter during the year. However, due to the economic conditions of the past two years, this pattern was not evident in 2010 and 2009.

Inflation

The impact of inflation on the Company's operating results has been moderate in recent years, reflecting generally lower rates of inflation in the economy. While inflation has not had, and the Company does not expect that it will have, a material impact upon operating results, there is no assurance that the Company's business will not be affected by inflation in the future.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk from changes in interest rates on borrowed funds, which could affect its results of operations and financial condition. The Company has managed this risk by its ability to select the interest rate on its debt financing at LIBOR plus 1.5% or the Bank's Base Rate, whichever is more advantageous. The Company had no variable-rate debt outstanding at January 1, 2011, and January 2, 2010.

The Company's exposure to foreign currency exchange fluctuations relates primarily to the direct investment in its facilities in the United Kingdom, Germany, and Korea. The Company does not use financial instruments to hedge foreign currency exchange rate changes.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The Common Stock of the Company has been trading publicly under the symbol SNHY on the Nasdaq Global Select Market since the Company's initial public offering on January 9, 1997. The following table sets forth the high and low closing sale prices of the Company's Common Stock as reported by the Nasdaq Global Select Market and the dividends declared for the periods indicated.

	High	Low	Dividends declared
2010			
First quarter	**$29.530**	**$20.860**	**$0.090**
Second quarter	**31.600**	**22.900**	**0.090**
Third quarter	**28.950**	**22.300**	**0.090**
Fourth quarter	**38.400**	**27.560**	**0.590**
2009			
First quarter	$19.610	$10.590	$0.180
Second quarter	19.000	13.930	0.090
Third quarter	22.170	15.050	0.090
Fourth quarter	27.840	19.060	0.090

Holders

There were 127 shareholders of record of Common Stock on February 25, 2011. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of Common Stock whose shares are held in the names of securities brokers, dealers, and registered clearing agencies. The Company believes that there are approximately 12,000 beneficial owners of Common Stock.

Dividends

Quarterly dividends were paid on the 15th day of each month following the date of declaration. Additionally, the Company declared a one-time special cash dividend of $0.50 per share in 2010 and a shared distribution cash dividend of $0.09 per share in 2009. The 2010 special cash dividend was paid on November 30, 2010, to shareholders of record as of November 15, 2010. The 2009 shared distribution cash dividend was paid on March 31, 2009, to shareholders of record as of March 15, 2009. The Company's board of directors also declared a shared distribution cash dividend of $0.11 per share, payable on March 31, 2011, to shareholders of record as of March 15, 2011.

The Company's board of directors currently intends to continue to pay a quarterly dividend of at least $0.09 per share during 2011. However, the declaration and payment of future dividends is subject to the sole discretion of the board of directors, and any determination as to the payment of future dividends will depend upon the Company's profitability, financial condition, capital needs, acquisition opportunities, future prospects and other factors deemed pertinent by the board of directors.

Stock Split

On June 19, 2007, the Company declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on June 30, 2007, which was paid on July 15, 2007. The Company issued approximately 5,500,000 shares of common stock as a result of the stock split. The effect of the stock split on outstanding shares, earnings per share and dividends per share has been retroactively applied to all periods presented.

Issuer Purchases of Equity Securities

The Company did not repurchase any of its stock during the fourth quarter of 2010.

Five-Year Stock Performance Graph

The following graph compares cumulative total return among Sun Hydraulics Corporation, the Russell 2000 Index, the Value Line Machinery Industry Group and the Morningstar Diversified Industrials Industry Group, from December 31, 2005, to January 1, 2011, assuming $100 invested in each on December 31, 2005. Total return assumes reinvestment of any dividends for all companies considered within the comparison. The stock price performance shown in the graph is not necessarily indicative of future price performance.

Comparison of 5-Year Cumulative Total Return*

Among Sun Hydraulics Corporation, the Russell 2000 Index, Value Line Machinery Industry Group and Morningstar Diversified Industrials Industry Group


$350
300
250
200
150
100
50
0
12/31/05
12/30/06
12/29/07
12/27/08
01/02/10
01/01/11
Sun Hydraulics Corporation
Russell 2000
Value Line Machinery Industry Group
Morningstar Diversified Industrials Industry Group

\$100 invested on 12/31/05 in stock or index, including reinvestment of dividends.

	12/31/05	12/30/06	12/29/07	12/27/08	1/2/10	**1/1/11**
Sun Hydraulics Corporation	$100.00	$108.22	$201.57	$146.35	$219.72	**$325.42**
Russell 2000	100.00	118.37	117.39	73.58	98.11	**124.46**
Value Line Machinery Industry Group	100.00	119.96	161.66	80.16	119.07	**180.98**
Morningstar Diversified Industrials Industry Group	100.00	113.14	136.00	67.50	86.24	**94.52**

Forward-Looking Statements

This Annual Report contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations, estimates, forecasts, and projections about us, our beliefs, and assumptions made by us, including (i) our strategies regarding growth, including our intention to develop new products; (ii) our financing plans; (iii) trends affecting our financial condition or results of operations; (iv) our ability to continue to control costs and to meet our liquidity and other financing needs; (v) the declaration and payment of dividends; and (vi) our ability to respond to changes in customer demand domestically and internationally, including as a result of standardization. In addition, we may make other written or oral statements, which constitute forward-looking statements, from time to time. Words such as "may," "expects," "projects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions are intended to identify such forward-looking statements. Similarly, statements that describe our future plans, objectives or goals also are forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including those discussed below and elsewhere in this report. Our actual results may differ materially from what is expressed or forecasted in such forward-looking statements, and undue reliance should not be placed on such statements. All forward-looking statements are made as of the date hereof, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from what is expressed or forecasted in such forward-looking statements include, but are not limited to: (i) conditions in the capital markets, including the interest rate environment and the availability of capital; (ii) changes in the competitive marketplace that could affect our revenue and/or cost bases, such as increased competition, lack of qualified engineering, marketing, management or other personnel, and increased labor and raw materials costs; (iii) new product introductions, product sales mix and the geographic mix of sales nationally and internationally. Further information relating to factors that could cause actual results to differ from those anticipated is included but not limited to information under the headings Item 1 "Business," Item 1A "Risk Factors" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-K for the year ended January 1, 2011. The Company disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Sun Hydraulics Corporation:

We have audited the accompanying consolidated balance sheet of Sun Hydraulics Corporation (a Florida corporation) and subsidiaries (collectively, the Company) as of January 1, 2011, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for the year then ended. We also have audited Sun Hydraulic Corporation's internal control over financial reporting as of January 1, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Hydraulics Corporation as of January 1, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Sun Hydraulics Corporation maintained, in all material respects, effective internal control over financial reporting as of January 1, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Mayer Hoffman McCann P.C.

Clearwater, Florida
March 9, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Sun Hydraulics Corporation:

We have audited the accompanying consolidated balance sheet of Sun Hydraulics Corporation (a Florida corporation) and subsidiaries (collectively, the Company) as of January 2, 2010, and the related consolidated statement of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended January 2, 2010. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sun Hydraulics Corporation as of January 2, 2010, and the results of its operations and its cash flows for each of the years in the two-year period ended January 2, 2010 in conformity with accounting principles generally accepted in the United States of America.

Kirkland, Russ, Murphy & Tapp, P.A.

Clearwater, Florida
March 12, 2010

Consolidated Balance Sheets

(in thousands, except for share information)	**January 1, 2011**	January 2, 2010
Assets		
Current assets:		
Cash and cash equivalents	**$ 33,206**	$ 30,314
Restricted cash	**131**	132
Accounts receivable, net of allowance for doubtful accounts of $82 and $90	**16,399**	9,949
Inventories	**10,773**	7,799
Income taxes receivable	**1,154**	1,485
Deferred income taxes	**446**	575
Marketable securities	**11,614**	7,844
Other current assets	**2,556**	1,797
Total current assets	**76,279**	59,895
Property, plant and equipment, net	**53,127**	56,633
Other assets	**2,628**	3,405
Total assets	**$132,034**	$119,933
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	**$ 3,348**	$ 2,442
Accrued expenses and other liabilities	**5,250**	2,475
Dividends payable	**1,531**	1,524
Total current liabilities	**10,129**	6,441
Deferred income taxes	**5,684**	5,191
Other noncurrent liabilities	**1,197**	687
Total liabilities	**17,010**	12,319
Commitments and contingencies (Note 17)	**—**	—
Shareholders' equity:		
Preferred stock, 2,000,000 shares authorized, par value $0.001, no shares outstanding	**—**	—
Common stock, 20,000,000 shares authorized, par value $0.001, 17,015,045 and 16,933,168 shares outstanding	**17**	17
Capital in excess of par value	**44,001**	42,210
Retained earnings	**71,141**	64,383
Accumulated other comprehensive income (loss)	**(135)**	1,004
Total shareholders' equity	**115,024**	107,614
Total liabilities and shareholders' equity	**$132,034**	$119,933

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Operations

	For the year ended		
	January 1, 2011	January 2, 2010	December 27, 2008
(in thousands, except per share data)			
Net sales	**$150,695**	$97,393	$178,278
Cost of sales	**98,352**	75,436	119,161
Gross profit	**52,343**	21,957	59,117
Selling, engineering and administrative expenses	**21,304**	19,814	22,740
Operating income	**31,039**	2,143	36,377
Interest income, net	**(653)**	(562)	(793)
Foreign currency transaction (gain) loss, net	**106**	265	(467)
Miscellaneous (income) expense, net	**(57)**	423	(92)
Income before income taxes	**31,643**	2,017	37,729
Income tax provision	**10,243**	161	11,994
Net income	**$ 21,400**	$ 1,856	$ 25,735
Basic net income per common share	**$ 1.26**	$ 0.11	$ 1.55
Weighted average basic shares outstanding	**16,952**	16,837	16,603
Diluted net income per common share	**$ 1.26**	$ 0.11	$ 1.55
Weighted average diluted shares outstanding	**16,985**	16,870	16,634
Dividends declared per share	**$ 0.860**	$ 0.450	$ 0.450

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

	Preferred shares	Preferred stock	Common shares	Common stock	Capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Total
(in thousands)								
Balance, December 29, 2007	—	$—	16,493	$16	$34,390	$ 51,844	$ 5,632	$ 91,882
Shares issued, Restricted Stock			40	1				1
Shares issued, Other Comp			3					
Shares issued, Stock Options			17		87			87
Shares issued, ESPP			16		359			359
Shares issued, ESOP			89		2,255			2,255
Stock-based compensation					896			896
Tax benefit of stock-based compensation					55			55
Dividends issued						(7,480)		(7,480)
Comprehensive income (loss):								
Net income						25,735		25,735
Foreign currency translation adjustments							(7,234)	(7,234)
Comprehensive income (loss):								18,501
Balance, December 27, 2008	—	$—	16,658	$17	$38,042	$ 70,099	$(1,602)	$106,556
Shares issued, Restricted Stock			40					—
Shares issued, Other Comp			4					—
Shares issued, Stock Options			3		11			11
Shares issued, ESPP			29		392			392
Shares issued, ESOP			199		2,796			2,796
Stock-based compensation					960			960
Tax benefit of stock-based compensation					9			9
Dividends issued						(7,572)		(7,572)
Comprehensive income (loss):								
Net income						1,856		1,856
Unrealized gain on available for sale securities							116	116
Foreign currency translation adjustments							2,490	2,490
Comprehensive income (loss):								4,462
Balance, January 2, 2010	—	$—	16,933	$17	$42,210	$ 64,383	$ 1,004	$107,614
Shares issued, Restricted Stock			**46**					**—**
Shares issued, Other Comp			**5**					**—**
Shares issued, Stock Options			**10**		**44**			**44**
Shares issued, ESPP			**21**		**423**			**423**
Stock-based compensation					**1,149**			**1,149**
Tax benefit of stock-based compensation					**175**			**175**
Dividends issued						**(14,642)**		**(14,642)**
Comprehensive income (loss):								
Net income						**21,400**		**21,400**
Unrealized loss on available for sale securities							**(59)**	**(59)**
Foreign currency translation adjustments							**(1,080)**	**(1,080)**
Comprehensive income (loss):								**20,261**
Balance, January 1, 2011	**—**	**$—**	**17,015**	**$17**	**$44,001**	**$ 71,141**	**$ (135)**	**$115,024**

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Cash Flows

	For the year ended		
	January 1, 2011	January 2, 2010	December 27, 2008
(in thousands)			
Cash flows from operating activities:			
Net income	**$ 21,400**	$ 1,856	$ 25,735
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**6,873**	6,968	7,096
(Gain) loss on disposal of assets	**(43)**	30	138
Stock-based compensation expense	**1,149**	960	896
Deferred director and phantom stock unit expense	**557**	398	56
Stock options income tax benefit	**(175)**	(9)	(55)
Allowance for doubtful accounts	**(8)**	(2)	(123)
Provision for slow moving inventory	**(159)**	(41)	102
Provision for deferred income taxes	**622**	4	(195)
(Increase) decrease in:			
Accounts receivable	**(6,442)**	2,555	4,650
Inventories	**(2,815)**	2,202	1,359
Income tax receivable	**506**	(123)	(1,353)
Other current assets	**(759)**	(507)	(80)
Other assets, net	**750**	560	465
Increase (decrease) in:			
Accounts payable	**861**	(816)	(2,410)
Accrued expenses and other liabilities	**2,775**	(672)	2,888
Income taxes payable	**—**	—	(619)
Other noncurrent liabilities	**(2)**	304	(23)
Net cash from operating activities	**25,090**	13,667	38,527
Cash flows from investing activities:			
Capital expenditures	**(3,856)**	(5,096)	(10,874)
Proceeds from dispositions of equipment	**175**	—	99
Purchases of marketable securities	**(14,175)**	(10,600)	—
Proceeds from sale of marketable securities	**10,230**	2,863	—
Net cash used in investing activities	**(7,626)**	(12,833)	(10,775)
Cash flows from financing activities:			
Repayment of debt	**—**	(261)	(416)
Proceeds from exercise of stock options	**44**	11	87
Stock options income tax benefit	**175**	9	55
Proceeds from stock issued	**423**	392	359
Dividends to shareholders	**(14,635)**	(7,547)	(7,465)
Net cash used in financing activities	**(13,993)**	(7,396)	(7,380)
Effect of exchange rate changes on cash and cash equivalents	**(580)**	1,705	(4,406)
Net increase (decrease) in restricted cash	**(1)**	5	(19)
Net increase (decrease) in cash and cash equivalents	**2,892**	(4,862)	15,985
Cash and cash equivalents and restricted cash, beginning of period	**30,446**	35,303	19,337
Cash and cash equivalents and restricted cash, end of period	**$ 33,337**	$ 30,446	$ 35,303
Supplemental disclosure of cash flow information:			
Cash paid:			
Interest	**$ —**	$ 9	$ 31
Income taxes	**$ 9,290**	$ 289	$ 14,216
Supplemental disclosure of noncash transactions:			
Common stock issued to ESOP through accrued expenses and other liabilities	**$ —**	$ 2,796	$ 2,255
Unrealized gain (loss) on available-for-sale securities	**$ (59)**	$ 116	$ —

The accompanying Notes to the Consolidated Financial Statements are an integral part of these financial statements.

Notes to the Consolidated Financial Statements (in thousands, except per share data)

1. BUSINESS

Sun Hydraulics Corporation, and its wholly-owned subsidiaries and joint ventures, design, manufacture, and sell screw-in cartridge valves and manifolds used in hydraulic systems. The Company has facilities in the United States, the United Kingdom, Germany, Korea, France, and China. Sun Hydraulics Corporation ("Sun Hydraulics"), with its main offices located in Sarasota, Florida, designs, manufactures, and sells primarily through distributors. Sun Hydraulik Holdings Limited ("Sun Holdings"), a wholly-owned subsidiary of Sun Hydraulics, was formed to provide a holding company for the European market operations; its wholly-owned subsidiaries are Sun Hydraulics Limited (a British corporation, "Sun Ltd.") and Sun Hydraulik GmbH (a German corporation, "Sun GmbH"). Sun Ltd. operates a manufacturing and distribution facility located in Coventry, England, and Sun GmbH operates a manufacturing and distribution facility located in Erkelenz, Germany. Sun Hydraulics Korea Corporation ("Sun Korea"), a wholly-owned subsidiary of Sun Hydraulics, located in Inchon, South Korea, operates a manufacturing and distribution facility. Sun Hydraulics, SARL ("Sun France"), a wholly-owned subsidiary of Sun Hydraulics, located in Bordeaux, France, operates a sales and engineering support facility. Sun Hydraulics Systems (Shanghai) Co., Ltd. ("Sun China"), a 50/50 joint venture between Sun Hydraulics and Links Lin, the owner of Sun Hydraulics' Taiwanese distributor, is located in Shanghai, China, and operates a manufacturing and distribution facility. The Company's share of Sun China was sold to Links Lin in January 2011. Concurrently, Sun established Sun Hydraulics China Co. Ltd, a representative office in Shanghai which becomes the Company's primary operation in the country. See Note 18 to the Financial Statements for subsequent events. WhiteOak Controls, Inc. ("WhiteOak"), a 40% equity method investment, located in Mediapolis, Iowa, designs and produces complementary electronic control products. High Country Tek, Inc. ("HCT"), a 48% equity method investment, located in Nevada City, California, designs and manufacturers ruggedized electronic/hydraulic control solutions for mobile equipment markets. Sun Hydraulics opened a Liaison office in Bangalore, India during 2007 to develop new business opportunities in the Indian market.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed in the preparation of the Company's consolidated financial statements is set forth below:

Principles of Consolidation

The consolidated financial statements include the accounts and operations of Sun Hydraulics and its direct and indirect subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The Company uses the equity method of accounting for its investments in Sun China, WhiteOak, and HCT. The Company does not have a majority ownership in or exercise control over these entities.

Critical Accounting Policies and Estimates

The Company currently applies judgment and estimates, which may have a material effect on the eventual outcome of assets, liabilities, revenues and expenses, for impairment of long-lived assets, accounts receivable, inventory, goodwill, accruals, stock-based compensation, and income taxes. The following explains the basis and the procedure for each account where judgment and estimates are applied.

Revenue Recognition

The Company reports revenues, net of sales incentives, when title passes and risk of loss transfers to the customer. The effect of material non-recurring events is provided for when they become known.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair market value.

Accounts Receivable

The Company sells to most of its customers on a recurring basis, primarily through distributors with which the Company maintains long-term relationships. As a result, bad debt experience has not been material. The allowance for doubtful accounts is determined on a specific identification basis by a review of those accounts that are significantly in arrears. There can be no assurance that a distributor or a large direct sale customer with overdue accounts receivable balances will not develop financial difficulties and default on payment. See the consolidated balance sheets for allowance amounts.

Inventory

The Company offers a wide variety of standard products and as a matter of policy does not discontinue products. On an ongoing basis, component parts found to be obsolete through design or process changes are disposed of and charged to material cost. The Company reviews on-hand balances of products and component parts against specific criteria. Products and component parts without usage or that have excess quantities on hand are evaluated. An inventory reserve is then established for the full inventory carrying value of those products and component parts deemed to be obsolete or slow moving. See Note 5 to the Financial Statements for inventory reserve amounts.

Goodwill

The Company acquired its Korean operations in September 1998 using the purchase method. As a result, goodwill is reflected on the consolidated balance sheet. A valuation using a discounted cash flow method was performed at January 1, 2011 and January 2, 2010. It was determined that the value of the goodwill was not impaired. There is no assurance that the value of the acquired company will not decrease in the future due to changing business conditions. See Note 7 to the Financial Statements for goodwill amounts.

Accruals
The Company makes estimates related to certain employee benefits and miscellaneous accruals. Estimates for employee benefit accruals are based on management's assessment of estimated liabilities related to workers' compensation, health care benefits and annual contributions to an employee stock ownership plan ("ESOP"), established in 2004 as part of the Company's retirement plan. Estimates for miscellaneous accruals are based on management's assessment of estimated liabilities for costs incurred.

The Company accrues for health care benefit costs under a self-funded plan. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $115 on an individual basis and approximately $7,000 on an aggregate basis.

52–53 Week Fiscal Year
The Company reports on a fiscal year that ends on the Saturday closest to December 31st. Each quarter generally consists of thirteen weeks. As a result of the 2009 fiscal year ending January 2, 2010, the quarter ended January 2, 2010, consisted of fourteen weeks, resulting in a 53-week year.

Reclassification
Certain amounts shown in the 2008 consolidated financial statements and notes to the consolidated financial statements have been reclassified to conform to the current presentation.

Management Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all short-term highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories
Inventories are valued at the lower of cost or market, cost being determined on a first-in, first-out basis. Obsolete and slow moving inventory is evaluated and reserves are established based on specific criteria determined by management.

Property, Plant and Equipment
Property, plant and equipment is stated at cost. Expenditures for repairs and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred.

Depreciation is computed using the straight line method over the following useful lives:

	Years
Computer equipment	3–5
Machinery and equipment	4–12
Furniture and fixtures	4–10
Leasehold and land improvements	5–15
Buildings	40

Gains or losses on the retirement, sale, or disposition of property, plant and equipment are reflected in the Consolidated Statement of Operations in the period in which the assets are taken out of service.

Valuation Assessment of Long-Lived Assets
Management periodically evaluates long-lived assets for potential impairment and will provide for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. Assets are reviewed for utilization on a monthly basis by management in conjunction with employees who work directly with the assets.

Goodwill
Goodwill, which represents the excess of the purchase price of acquisition over the fair value of the net assets acquired and other acquisition costs, is carried at cost. Goodwill is not amortized by the Company. Instead, goodwill is reviewed for impairment on an annual basis, or more frequently if events or circumstances indicate possible impairment.

Other Assets
Other assets consist of equity investments in the Company's joint ventures in Sun China, WhiteOak and HCT. The equity investments were recorded at cost and have been adjusted for investment income or loss and dividend distributions for each quarterly period since their origin.

Revenue Recognition
Sales are recognized when products are shipped and title to the products is passed to the customer. Sales incentives are granted to customers based upon the volume of purchases. These sales incentives are recorded at the time of sales as a reduction of gross sales.

Shipping and Handling Costs
Shipping and handling costs billed to distributors and customers are recorded in revenue. Shipping costs incurred by the Company are recorded in cost of goods sold.

Foreign Currency Translation and Transactions
The Pound Sterling is the functional currency of Sun Ltd. The Euro is the functional currency of Sun GmbH. The South Korean Won is the functional currency of Sun Korea. The U.S. Dollar is the functional currency for Sun Hydraulics and the reporting currency for the consolidated group. The assets and liabilities of Sun Ltd., Sun GmbH, and Sun Korea are translated at the exchange rate in effect at the balance sheet date, and income and expense items are translated at the average annual rate of exchange for the period. The resulting unrealized translation

gains and losses are included as a component of shareholders' equity designated as "accumulated other comprehensive income (loss)." Realized gains and losses from foreign currency transactions are included in the Consolidated Statement of Operations.

Income Taxes

The Company's income tax policy provides for a liability approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. These differences result from items reported differently for financial reporting and income tax purposes, primarily depreciation, accrued expenses and reserves.

The Company reports a liability for unrecognized tax benefits resulting from unrecognized tax benefits taken or expected to be taken in a tax return. The Company recognizes potential interest and penalties related to its unrecognized tax benefits in income tax expense.

Stock-Based Compensation

All share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in earnings over the requisite service period. Benefits of tax deductions in excess of recognized compensation costs are reported as a financing cash inflow.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses the three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

At January 1, 2011, and January 2, 2010, the Company held available-for-sale securities with an aggregate fair value of $11,614 and $7,844, respectively. The Company, on a recurring basis, measures available-for-sale securities at fair value using quoted prices in active markets. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in equity within accumulated other comprehensive income (loss) in the Consolidated Balance Sheets. Realized gains and losses on the sale of available-for-sale securities are generally determined using the specific identification method, and are included in miscellaneous (income) expense in the Consolidated Statements of Operations. The net unrealized holding gain or loss on available-for-sale securities amounted to a loss of $59 at January 1, 2011, and a gain of $116 at January 2, 2010. The net realized gain on the sale of available-for-sale securities for the year ended January 1, 2011, was $70, compared to zero for the year ended January 2, 2010. In addition, the Company reports deferred director stock units and phantom stock units as a liability. These liabilities, on a recurring basis, are measured at fair value using quoted prices in the active market. The Company recognized an expense related to those liabilities of $557 and $398 for the years ended January 1, 2011, and January 2, 2010, respectively.

The Company did not have any fair value adjustments for assets and liabilities measured at fair value on a nonrecurring basis during the period ended January 1, 2011 and January 2, 2010.

Assets measured at fair value on a recurring basis include the following as of January 1, 2011:

		Fair value measurements at reporting date using		
Description	January 1, 2011	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available-for-sale securities	**$11,614**	**$11,614**	**$—**	**$—**

Assets measured at fair value on a recurring basis include the following as of January 2, 2010:

		Fair value measurements at reporting date using		
Description	January 2, 2010	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable Inputs (Level 3)
Available-for-sale securities	$ 7,844	$ 7,844	$—	$—

Liabilities measured at fair value on a recurring basis include the following as of January 1, 2011:

		Fair value measurements at reporting date using		
Description	January 1, 2011	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable Inputs (Level 3)
Deferred director stock units	**$ 1,197**	**$ 1,197**	**$—**	**$—**
Phantom stock units	**34**	**34**	**—**	**—**
Total	**$ 1,231**	**$ 1,231**	**$—**	**$—**

Liabilities measured at fair value on a recurring basis include the following as of January 2, 2010:

		Fair value measurements at reporting date using		
Description	January 2, 2010	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable Inputs (Level 3)
Deferred director stock units	$659	$659	$—	$—
Phantom stock units	19	19	—	—
Total	$678	$678	$—	$—

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payable, accrued expenses and other liabilities approximate fair value based on their short-term status.

The carrying amount of long-term debt approximates fair value, as the interest rates on the debt approximate rates currently available to the Company for debt with similar terms and remaining maturities.

4. RESTRICTED CASH

On January 1, 2011 and January 2, 2010, the Company had restricted cash of $131 and $132, respectively. $47 and $48 of the 2010 and 2009 restricted cash balance, respectively, consisted of reserves for customs and excise taxes in the U.K. operation. The restricted amount was calculated as an estimate of two months of customs and excise taxes for items coming into the Company's U.K. operations and was held with Lloyd's TSB in the U.K. The remaining 2010 and 2009 amounts relate to a guarantee of VAT in our France operation. The guarantee is held with Crédit Agricole Bank in France.

5. INVENTORIES

	January 1, 2011	January 2, 2010
Raw materials	**$ 4,315**	$3,186
Work in process	**3,628**	2,420
Finished goods	**3,379**	2,900
Provision for slow moving inventory	**(549)**	(707)
Total	**$10,773**	$7,799

6. PROPERTY, PLANT, AND EQUIPMENT

	January 1, 2011	January 2, 2010
Machinery and equipment	**$75,728**	$ 75,487
Office furniture and equipment	**9,047**	10,509
Buildings	**25,257**	25,650
Leasehold and land improvements	**2,754**	2,723
Land	**7,022**	7,065
	$119,808	$121,434
Less: Accumulated depreciation	**(68,648)**	(66,715)
Construction in progress	**1,967**	1,914
Total	**$53,127**	$ 56,633

Depreciation expense for the years ended January 1, 2011, January 2, 2010, and December 27, 2008 totaled $6,730, $6,932, and $7,069, respectively.

7. GOODWILL

On January 1, 2011 and January 2, 2010, the Company had $715 of goodwill related to its acquisition of Sun Korea.

Valuation models reflecting the expected future cash flow projections were used to value Sun Korea at January 1, 2011 and January 2, 2010. The analysis indicated that there was no impairment of the carrying value of the goodwill.

8. OTHER ASSETS

	January 1, 2011	January 2, 2010
Goodwill	**$ 715**	$ 715
Equity investment in joint venture		
Sun China	**1,016**	1,214
WhiteOak Controls, Inc.	**162**	157
High Country Tek, Inc.	**495**	1,042
Loan acquisition costs, net of amortization of $151 and $123	**19**	47
Deposits with suppliers	**110**	130
Other	**111**	100
Total	**$2,628**	$3,405

9. ACCRUED EXPENSES AND OTHER LIABILITIES

	January 1, 2011	January 2, 2010
Compensation and benefits	**$4,349**	$1,660
Self-insurance liability	**236**	456
Other	**665**	359
Total	**$5,250**	$2,475

10. LONG-TERM DEBT

The Company has a $35,000 revolving line of credit, collateralized by U.S. assets, with an interest rate of LIBOR plus 1.5% (1.761% at January 1, 2011), that comes due August 1, 2011.The Company did not have any debt outstanding as of January 1, 2011 and January 2, 2010.

The revolving line of credit is subject to debt covenants (capitalized terms are defined therein) including: 1) Debt to Tangible Net Worth ratio of not more than 1.5:1.0, 2) Funded Debt to EBITDA ratio of not more than 2.5:1.0, and 3) EBIT to Interest Expense ratio of not less than 1.1:1.0; and requires the Company to maintain its primary domestic deposit accounts with the Bank. As of January 1, 2011, the Company was in compliance with all debt covenants.

11. DIVIDENDS TO SHAREHOLDERS

The Company declared dividends of $14,642, $7,572, and $7,480 to shareholders in 2010, 2009, and 2008, respectively.

The Company declared the following regular quarterly dividends to shareholders of record on the last day of the respective quarter:

	2010	2009	2008
First quarter	**$0.090**	$0.090	$0.090
Second quarter	**0.090**	0.090	0.090
Third quarter	**0.090**	0.090	0.090
Fourth quarter	**0.590**	0.090	0.090

These dividends were paid on the 15th day of each month following the date of declaration. In 2010, the Company also declared a one-time special cash dividend of $0.50 per share, paid on November 30, 2010, to shareholders of record as of November 15, 2010.

During 2009 and 2008, the Company paid shared distribution cash dividends of $0.09 per share. The 2009 dividend was paid on March 31, 2009, to shareholders of record as of March 15, 2009, and the 2008 dividend was paid on May 30, 2008, to shareholders of record as of May 15, 2008. The Board of Directors declared a shared distribution cash dividend of $0.11 per share, payable on March 31, 2011, to shareholders of record as of March 15, 2011. The shared distribution was introduced in 2008 as a way to reward both shareholders and employees when the Company has a successful year.

12. INCOME TAXES

Deferred income tax assets and liabilities are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

For financial reporting purposes, income before income taxes includes the following components:

	For the year ended		
	January 1, 2011	January 2, 2010	December 27, 2008
United States	**$22,344**	$(1,934)	$24,820
Foreign	**9,299**	3,951	12,909
Total	**$31,643**	$ 2,017	$37,729

The components of the income tax provision (benefit) are as follows:

	For the year ended		
	January 1, 2011	January 2, 2010	December 27, 2008
Current tax expense (benefit):			
United States	**$ 7,985**	$(773)	$ 7,711
State and local	**202**	(46)	503
Foreign	**1,434**	976	3,975
Total current	**9,621**	157	12,189
Deferred tax expense (benefit):			
United States	**469**	14	42
State and local	**263**	6	13
Foreign	**(110)**	(16)	(250)
Total deferred	**622**	4	(195)
Total income tax provision	**$10,243**	$ 161	$11,994

The reconciliation between the effective income tax rate and the U.S. federal statutory rate is as follows:

	For the year ended		
	January 1, 2011	January 2, 2010	December 27, 2008
U.S. federal taxes at statutory rate	**$11,075**	$ 706	$13,205
Increase(decrease)			
Net residual tax on foreign distributions	**—**	—	827
Foreign tax credit	**(227)**	—	—
Domestic production activity deduction	**(519)**	—	(519)
Research and Development Tax Credit—Current Year	**(150)**	(200)	(241)
Research and Development Tax Credit—Prior Years	**—**	—	(849)
Foreign income taxed at lower rate	**(584)**	(424)	(793)
Nondeductible items	**40**	67	94
State and local taxes, net	**465**	(40)	516
Change in reserve	**9**	124	2
Other	**134**	(72)	(248)
Income tax provision	**$10,243**	$ 161	$11,994

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes. The temporary differences that give rise to significant portions of the deferred tax assets and liabilites as of January 1, 2011 and January 2, 2010 are presented below:

	January 1, 2011	January 2, 2010
Deferred tax assets:		
Current:		
Accrued expenses and other	**$ 446**	$ 575
Total current deferred tax assets	**446**	575
Noncurrent:		
Accrued expenses and other	**1,008**	626
Deferred royalty income	**—**	10
Total noncurrent deferred tax assets	**1,008**	636
Deferred tax liabilities:		
Noncurrent:		
Depreciation	**(6,692)**	(5,827)
Other	**—**	—
Total noncurrent deferred tax liabilities	**(6,692)**	(5,827)
Net noncurrent deferred tax liability	**$(5,684)**	$(5,191)

A valuation allowance to reduce the deferred tax assets reported is required if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the fiscal years ended 2010 and 2009, management has determined that a valuation allowance is not required.

The Company intends and has the ability to indefinitely reinvest the earnings of its non-U.S. subsidiaries, which reflect full provision for non-U.S. income taxes, to expand its international operations. These earnings relate to ongoing operations and, at January 1, 2011, cumulative earnings were approximately $35 million. Accordingly, no provision has been made for U.S. income taxes that might be payable upon repatriation of such earnings. In the event any earnings of non-U.S. subsidiaries are repatriated, the Company will provide U.S. income taxes upon repatriation of such earnings, which will be offset by applicable foreign tax credits, subject to certain limitations. Due to specific circumstances, during the year ended December 27, 2008, the Company repatriated $6,000 from its foreign subsidiaries. U.S. income taxes due based on the repatriations have been provided for in the above income tax provisions.

The Company prescribes a recognition threshold and measurement attribute for an uncertain tax position taken or expected to be taken in a tax return.

The following is a roll-forward of the Company's unrecognized tax benefits:

Unrecognized tax benefits—December 29, 2007	$ 34
Increases from positions taken during prior periods	2
Lapse of statute of limitations	—
Unrecognized tax benefits—December 27, 2008	$ 36
Increases from positions taken during prior periods	124
Lapse of statute of limitations	—
Unrecognized tax benefits—January 2, 2010	$160
Increases from positions taken during prior periods	47
Lapse of statute of limitations	(38)
Unrecognized tax benefits—January 1, 2011	**$169**

At January 1, 2011, the Company had an unrecognized tax benefit of $169 including accrued interest. If recognized, the unrecognized tax benefit would have a favorable effect on the effective tax rate in future periods. The Company recognizes interest and penalties related to income tax matters in income tax expense. Interest related to the unrecognized tax benefit has been recognized and included in income tax expense. Interest accrued as of January 1, 2011, is not considered material to the Company's Consolidated Financial Statements.

The Company files U.S. federal income tax returns as well as income tax returns in various states and foreign jurisdictions. The Company is no longer subject to income tax examinations by tax authorities for years prior to 2004 for the majority of tax jurisdictions.

The Company's federal returns are currently under examination by the Internal Revenue Service (IRS) in the United States for the periods 2004 through 2007. The IRS proposed a significant adjustment to the Company's research and development tax credit position. Management has disagreed with the proposed adjustment and believes sufficient evidence is available to defend the position. To date, there have not been any other significant proposed adjustments that have not been accounted for in the Company's financial statements.

Audit outcomes and the timing of audit settlements are subject to significant uncertainty. It is reasonably possible that within the next twelve months the Company will resolve some or all of the matters presently under consideration for 2004 through 2007 with the IRS, and that there could be significant increases or decreases to unrecognized tax benefits.

13. STOCK OPTION PLANS

During 1996, the Company adopted the 1996 Stock Option Plan (the "Stock Option Plan"), which provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 2,250,000 shares of the Company's common stock by officers, employees and directors of the Company. Under the terms of the plan, incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted at the discretion of the Company's Board of Directors. The maximum term of an option may not exceed 10 years, and options become exercisable at such times and in such installments as determined by the Board of Directors.

A summary of the Company's stock option plan for the years ended January 1, 2011, January 2, 2010, and December 27, 2008 is summarized as follows:

	Number of shares	Exercise price range	Weighted average exercise price
(share amounts are in thousands)			
Under option, December 29, 2007 (32 shares exercisable)	36	$3.00–12.27	$ 5.62
Granted	—	$— - —	$ —
Exercised	(17)	$3.00–12.27	$ 5.23
Forfeitures	—	$— - —	$ —
Under option, December 27, 2008 (16 shares exercisable)	19	$3.00–12.27	$ 5.95
Granted	—	$— - —	$ —
Exercised	(3)	$3.00– 5.49	$ 3.66
Forfeitures	—	$— - —	$ —
Under option, January 2, 2010 (15 shares exercisable)	16	$3.00–12.27	$ 6.39
Granted	—	$— - —	$ —
Exercised	(10)	$3.00– 5.49	$ 4.20
Forfeitures	—	$— - —	$ —
Under option, January 1, 2011 (6 shares exercisable)	**6**	**$5.49–12.27**	**$10.01**

All options listed above vest over three to five years with a maximum term of seven to ten years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model using weighted average assumptions. Stock option compensation expense for the periods ended January 1, 2011, and January 2, 2010, was $6.

A summary of outstanding and exercisable options at January 1, 2011 is summarized as follows:

	Options Outstanding			Options Exercisable	
		Weighted average			
Range of exercise prices	Number of shares	Remaining contractual life	Exercise price	Number of shares	Weighted average exercise price
5.49	2	0.75	5.49	2	5.49
12.27	4	1.92	12.27	4	12.27

There were no stock options granted during 2010, 2009 and 2008.

In September 2006, the Company adopted the 2006 Stock Option Plan ("2006 Plan"), which provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 750,000 shares of the Company's common stock by officers, employees and directors of the Company. The Company adopted the 2006 Plan due to the expiration of the Company's 1996 Stock Option Plan in 2006. Under the terms of the plan, incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted at the discretion of the Company's Board of Directors. The maximum term of an option may not exceed 10 years, and options become exercisable at such times and in such installments as determined by the Board of Directors. No awards have been granted under the 2006 Plan.

During 2001, the Company adopted the 2001 Restricted Stock Plan, which provides for the grant of restricted stock of up to an aggregate of 618,750 shares of the Company's common stock to officers, employees, consultants and directors of the Company. Under the terms of the plan, the minimum period before any shares become non-forfeitable may not be less than six months. Compensation cost has been measured at the date of the grant and is recognized in earnings over the period in which the shares vest. Restricted stock expense for the years ended January 1, 2011, January 2, 2010, and December 27, 2008, totaled $880, $794, and $722, respectively. At January 1, 2011, 41,161 shares remained available to be issued through the Restricted Stock Plan.

A summary of the Company's restricted stock plan for the years ended January 1, 2011, January 2, 2010, and December 27, 2008, is summarized as follows:

	Number of shares	Weighted average grant-date fair value
Nonvested balance at December 29, 2007	68	$21.22
Granted	40	18.90
Vested	(35)	18.24
Forfeitures	—	—
Nonvested balance at December 27, 2008	73	$21.45
Granted	40	20.97
Vested	(37)	22.86
Forfeitures	(1)	22.82
Nonvested balance at January 2, 2010	75	$21.78
Granted	46	31.11
Vested	(35)	23.40
Forfeitures	—	—
Nonvested balance at January 1, 2011	**86**	**$26.11**

The Company has $1,899 of total unrecognized compensation cost related to restricted stock awards granted under the Plan as of January 1, 2011. That cost is expected to be recognized over a weighted average period of 1.70 years.

The Company maintains an employee stock purchase plan in which most U.S. employees are eligible to participate and a share incentive plan in which most U.K. employees are eligible to participate (collectively, "the ESPP"). Employees in the United States who choose to participate are granted an opportunity to purchase common stock at 85 percent of market value on the first or last day of the quarterly purchase period, whichever is lower. Employees in the United Kingdom are granted an opportunity to purchase common stock at market value, on the first or last day of the quarterly purchase period, whichever is lower, with the Company issuing one additional free share of common stock for each six shares purchased by the employee under the ESPP. The ESPP authorizes the issuance, and the purchase by employees, of up to 731,250 shares of common stock through payroll deductions. No U.S. employee is allowed to buy more than $25 of common stock in any year, based on the market value of the common stock at the beginning of the purchase period, and no U.K. employee is allowed to buy more than the lesser of £1.5 or 10% of his or her annual salary in any year. Employees purchased 21,304 shares at a weighted average price of $19.85, and 28,065 shares at a weighted average price of $13.96, under the ESPP during 2010 and 2009, respectively. The Company recognized $126 and $95 of compensation expense during 2010 and 2009, respectively. At January 1, 2011, 518,402 shares remained available to be issued through the ESPP.

The Company has a Nonemployee Director Equity and Deferred Compensation Plan (the "Plan"), which originally was adopted by the Board of Directors and approved by the shareholders in 2004. The Plan was amended on March 1, 2008 and was approved by the shareholders at the 2008 Annual Meeting. Under the Plan, Directors who are not officers of the Company are paid 250 shares of Company common stock and $3 in fees for attendance at each meeting of the Board of Directors, as well as each meeting of each Board Committee on which they serve when the committee meeting is not held within one day of a meeting of the Board of Directors. Additionally, the Board of Directors has the authority to increase from time to time, as it deems desirable or appropriate, the number of shares of stock awarded to all or any one or more of the Nonemployee Directors. No more than 25,000 shares of stock, in the aggregate, may be issued under the Plan during any single calendar year. Committee Chairmen currently receive additional fees equal to 25% of normal compensation and the Chairman of the Board is paid twice the amount of normal compensation, with such additional compensation payable in Company common stock. Previously under the Plan, Nonemployee Directors were paid $5 of which half was paid in Company common stock.

Directors may elect under the Plan to receive all or part of their cash fees in Company stock and to defer receipt of their fees until a subsequent year. The Plan authorizes the issuance of up to 180,000 shares of common stock.

Directors were granted 10,894 and 10,601 shares during 2010 and 2009, respectively. At January 1, 2011, there were 31,658 deferred stock units outstanding. Deferred stock units are treated as liabilities. At January 1, 2011, 132,157 shares remained available to be issued through the Plan. The Company recognized total deferred and non-deferred director stock compensation expense of $630 and $390, for 2010 and 2009, respectively.

14. EARNINGS PER SHARE

The following table represents the computation of basic and diluted net income per common share (in thousands, except per share data):

	January 1, 2011	January 2, 2010	December 27, 2008
Net income	**$21,400**	$ 1,856	$25,735
Basic weighted average number of common shares outstanding	**16,952**	16,837	16,603
Basic net income per common share	**$ 1.26**	$ 0.11	$ 1.55
Effect of dilutive stock options and deferred director stock units	**33**	33	31
Diluted weighted average number of common shares outstanding	**16,985**	16,870	16,634
Diluted net income per common share	**$ 1.26**	$ 0.11	$ 1.55

15. EMPLOYEE BENEFITS

The Company has a defined contribution retirement plan covering substantially all of its eligible United States employees. Employer contributions under the retirement plan amounted to approximately $3,304, $880, and $4,333 during 2010, 2009, and 2008, respectively.

The Company provides supplemental pension benefits to its employees of foreign operations in addition to mandatory benefits included in local country payroll tax statutes. These supplemental pension benefits amounted to approximately $353, $280, and $256 during 2010, 2009, and 2008, respectively.

The Company uses an Employee Stock Ownership Plan ("ESOP") as the discretionary match portion of its 401(k) retirement plan. The Company contributes to the ESOP for all eligible United States employees. Under the ESOP, which is 100% company funded, the Company allocates common stock to each participants account. The allocation is generally a percentage of a participant's compensation as determined by the Board of Directors on an annual basis.

In May 2008, the Board introduced the concept of a shared distribution dividend. The shared distribution dividend rewards the majority of employees through a contribution into their retirement accounts and concurrently rewards shareholders with a special cash dividend. As a result of the shared distribution, the Company contributed 176,827 and 20,185 shares into the ESOP in March 2009 and May 2008, respectively. In 2010, the Company accrued an amount equal to 9% of eligible wages in accordance with the shared distribution dividend announced in March 2011.

The Company incurred retirement benefit expense under the ESOP of approximately $2,255, zero and $3,221 during 2010, 2009 and 2008, respectively. The 2008 amount includes both the 3% and 9% shared distributions announced in May 2008, and March 2009, respectively. These amounts are included in the total employer contributions to the retirement plan noted above.

There are no restrictions on the shares contributed to the ESOP. This allows participants to sell their shares to enable diversification within their individual 401(k) accounts. The Company does not have any repurchase obligations under the ESOP.

During 2008, the Company developed plans for international employees to participate in the shared distributions. The Company's foreign operations recognized total expense of approximately $483, zero, and $753 in 2010, 2009, and 2008, respectively. The Company's U.K. employees received 23,246 shares in March 2009, into a share incentive plan, while employees in the remaining locations received their shared distribution in the form of cash. In Korea, the cash was deposited into a Company retirement plan.

The Company awards deferred cash bonuses to key employees of its foreign operations. The deferred cash bonuses are similar to phantom stock units, in that such bonuses are tied to the value of the Company's common stock. Awards are recognized over the deferral period as variable plan awards. The Company recognized approximately $45, $54 and $35 of compensation expense in 2010, 2009 and 2008, respectively, related to the awards.

16. SEGMENT REPORTING

The individual subsidiaries comprising the Company operate predominantly in a single industry as manufacturers and distributors of hydraulic components. The Company is multinational with operations in the United States, and subsidiaries in the United Kingdom, Germany, Korea, and France. Amounts for France, due to their immateriality, are included with the U.S. In computing operating profit for the foreign subsidiaries, no allocations of general corporate expenses have been made. Management bases its financial decisions by the geographical location of its operations.

Total assets of the foreign subsidiaries are those assets related to the operation of those companies. United States assets consist of all other operating assets of the Company. Segment information is as follows:

	United States	Korea	Germany	United Kingdom	Elimination	Consolidated
2010						
Sales to unaffiliated customers	**$ 94,067**	**$16,284**	**$19,770**	**$20,574**	**$ —**	**$150,695**
Intercompany sales	**26,022**	**—**	**160**	**1,225**	**(27,407)**	**—**
Operating income (loss)	**22,040**	**2,246**	**4,024**	**2,822**	**(93)**	**31,039**
Total assets	**89,977**	**10,535**	**14,705**	**17,605**	**(788)**	**132,034**
Depreciation and amortization	**5,388**	**89**	**429**	**967**	**—**	**6,873**
Capital expenditures	**3,400**	**217**	**27**	**212**	**—**	**3,856**
2009						
Sales to unaffiliated customers	$ 59,278	$ 9,978	$14,654	$13,483	$ —	$ 97,393
Intercompany sales	15,545	—	139	1,101	(16,785)	—
Operating income (loss)	(2,110)	616	2,475	884	278	2,143
Total assets	85,338	8,191	12,447	15,923	(1,966)	119,933
Depreciation and amortization	5,335	104	502	1,027	—	6,968
Capital expenditures	4,758	41	30	267	—	5,096
2008						
Sales to unaffiliated customers	$111,180	$17,455	$27,356	$22,287	$ —	$178,278
Intercompany sales	28,656	—	245	2,282	(31,183)	—
Operating income (loss)	24,531	1,148	7,693	3,231	(226)	36,377
Total assets	91,855	6,680	10,980	15,049	(2,179)	122,385
Depreciation and amortization	5,139	151	572	1,234	—	7,096
Capital expenditures	9,904	39	298	633	—	10,874

Sales to unaffiliated customers represent sales from each of the individual subsidiaries. For information on sales to geographic locations, see the Comparisons of the Years Ended January 1, 2011 and January 2, 2010, in Management's Discussion and Analysis of Financial Condition and Results of Operations. Operating income is total sales and other operating income less operating expenses. Segment operating income does not include interest income/expense, foreign currency transaction gain/loss, and net miscellaneous income/expense.

Included in U.S. sales to unaffiliated customers were export sales of $34,955, $19,031, and $37,073, during 2010, 2009, and 2008, respectively. Export sales to Canada and Asia/Pacific totaling $24,705, $12,918, and $24,824, during 2010, 2009, and 2008, respectively, make up the majority of these export sales. Additionally, export sales to Europe were $8,066, $4,916 and $10,708 during 2010, 2009, and 2008, respectively.

17. COMMITMENTS AND CONTINGENCIES

The Company is not a party to any legal proceedings other than routine litigation incidental to its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the results of operations, financial position or cash flows of the Company.

OPERATING LEASES—The Company leases a manufacturing facility in Lenexa, Kansas and production support facilities in Sarasota, Florida under operating leases having initial terms expiring in 2010. The lease for the manufacturing facility in Kansas is currently on a month to month basis, and represents approximately 17,000 square feet of space. The lease for the production support facilities in Florida is expiring in April 2012, and represents approximately 10,000 square feet. Total rental expense for the years ended 2010, 2009 and 2008 was approximately $229, $221 and $236, respectively.

Future minimum lease payments on operating leases are as follows:

2011	$ 98
2012	31
Total minimum lease payments	$129

INSURANCE—The Company accrues for health care benefit costs under a self-funded plan. The Company purchases re-insurance for both specific and aggregate stop losses on claims that exceed $115 on an individual basis and approximately $7,000 on an aggregate basis. The Company records a liability for all unresolved claims at the anticipated cost to the Company at the end of the period based on management's assessment. The Company believes it has adequate reserves for all self-insurance claims.

18. SUBSEQUENT EVENTS

On January 5, 2011, Sun Hydraulics completed the sale of its Chinese joint venture company, Sun Hydraulics Systems (Shanghai) Co, Ltd., to the joint venture partner, Links Lin, for the amount of $1,451, and recognized a gain on the sale of $366. The former joint venture company has become Sun's first authorized distributor in China. Concurrently, Sun established Sun Hydraulics China Co. Ltd, a representative office in

Shanghai which now is the Company's primary operation in the country.

The former joint venture helped develop a significant presence for Sun in China and over the past twelve years has been able to build brand awareness and a customer base. China is a large and important market for Sun Hydraulics. The new office will help the Company to better serve the entire market, which is diverse and geographically spread out. Sun's sales to China continue to positively impact consolidated revenues and, in 2010, approximately five percent of the Company's sales came from China.

On February 1, 2011, the Company provided HCT with a $200 loan to provide operating cash, making total notes receivable from HCT $1,700. The Company has agreements whereby it can acquire additional shares of HCT. No changes were made to the purchase price calculation set forth in those agreements, and additional shares will be purchased, if the Company exercises its options, as provided therein. Additionally, there was no change in accounting for the Company's investment in HCT due to the loan, as it had no effect on ownership percentage or control of the entity.

On March 7, 2011, the Company announced that its Board of Directors had elected to issue a shared distribution cash dividend of $0.11 per share to shareholders. This is in addition to the Company's regular quarterly dividends. The dividend is payable on March 31, 2011 to shareholders of record as of March 15, 2011. The dividend totals approximately $1,872.

19. NEW ACCOUNTING PRONOUNCEMENTS

In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance amending the existing fair value measurements and disclosures guidance. The amendment requires new disclosures regarding the transfers in and out of level 1 and 2 fair value measurements and activity in level 3 fair value measurements. The amendment also clarifies existing disclosures regarding the level of disaggregated information as well as more disclosure around valuation techniques and inputs to fair value measurements. The guidance was effective for interim and annual reporting periods commencing after December 15, 2009, with a portion effective for fiscal years beginning after December 15, 2010. The adoption of this guidance has not had a material impact on the Company's Consolidated Financial Statements, nor is the remaining guidance expected to have a material impact.

Controls and Procedures

Disclosure Controls and Procedures

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report, have concluded that our disclosure controls and procedures are effective and are designed to ensure that the information we are required to disclose is recorded, processed, summarized and reported within the necessary time periods. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports that we file or submit pursuant to the Securities Exchange Act of 1934, as amended, are accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the Internal Control—Integrated Framework, management, with the participation of the Chief Executive Officer and Chief Financial Officer, concluded that the internal control over financial reporting was effective as of January 1, 2011.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended January 1, 2011, that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Consent of Independent Registered Certified Public Accounting Firm

We have issued our report dated March 9, 2011 accompanying the consolidated financial statements included in the Annual Report of Sun Hydraulics Corporation on Form 10-K as of January 1, 2011 and for the year then ended. We hereby consent to the incorporation by reference of said report in the Registration Statements of Sun Hydraulics Corporation on Forms S-8 (File No. 333-30801, effective July 3, 1997, File No. 333-83269, effective July 20, 1999, File No. 333-62816, effective June 12, 2001, File No. 333-66008, effective July 27, 2001, File No. 333-119367, effective September 29, 2004, File No. 333-124174, effective April 19, 2005, and File No. 333-158245, effective March 27, 2009).

Mayer Hoffman McCann P.C.

Clearwater, Florida
March 9, 2011

Consent of Independent Registered Certified Public Accounting Firm

We have issued our report dated March 12, 2010 accompanying the consolidated financial statements included in the Annual Report of Sun Hydraulics Corporation on Form 10-K as of January 2, 2010 and for each of the two years in the period ended January 2, 2010. We hereby consent to the incorporation by reference of said report in the Registration Statements of Sun Hydraulics Corporation on Forms S-8 (File No. 333-30801, effective July 3, 1997, File No. 333-83269, effective July 20, 1999, File No. 333-62816, effective June 12, 2001, File No. 333-66008, effective July 27, 2001, File No. 333-119367, effective September 29, 2004, File No. 333-124174, effective April 19, 2005, and File No. 333-158245, effective March 27, 2009).

Kirkland, Russ, Murphy & Tapp, P.A.

Clearwater, Florida
March 9, 2011

Shareholder Information

Corporate Officers

Allen J. Carlson
President, CEO

Tricia L. Fulton
Chief Financial Officer

Jeffrey Cooper
Officer

Tim A. Twitty
Officer

Steve Hancox
General Manager
Sun Hydraulics Limited

Directors

Marc Bertoneche, PhD
Professor, Business Administration
University of Bordeaux

Allen J. Carlson
President, CEO
Sun Hydraulics Corporation

Wolfgang H. Dangel
President
Schaeffler Group Asia/Pacific

John S. Kahler
President, CEO *retired*
Cincinnati Incorporated

Christine L. Koski
President, CEO
nMetric LLC

Philippe Lemaître
Chairman, President, CEO *retired*
Woodhead Industries, Inc.

Ferdinand E. Megerlin, Dr.-Ing.
Chairman of the Board
Sun Hydraulics Corporation
Advisor and former member of
the Executive Board of Linde AG

David N. Wormley, PhD
Dean, Engineering School
Pennsylvania State University

Legal Counsel

Shumaker, Loop & Kendrick, LLP
Tampa, Florida

Auditors

Mayer Hoffman McCann P.C.
Clearwater, Florida

Corporate Headquarters

Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, Florida 34243
Phone: 941-362-1200
Fax: 941-355-4497

Investor Relations

If you wish to be placed on Sun Hydraulics' email list for periodic news and financial releases, please send your request to investor@sunhydraulics.com or visit Sun's website to sign up.

The Company's Annual Reports, Forms 10-K, 10-Q, 3, 4, 5, and press releases are available at the Investor Relations section of Sun's website, www.sunhydraulics.com, or by request from corporate headquarters.

If you would like a hard copy of Form 10-K, a copy will be provided without charge upon request to:

Investor Relations
Sun Hydraulics
1500 West University Parkway
Sarasota, Florida 34243

Transfer Agent

Computershare
Campton, Massachusetts

Common Stock Information

The Common Stock of Sun Hydraulics Corporation is traded on the NASDAQ Global Select Market under the symbol SNHY.

As of April 18, 2011, there were 130 shareholders of record. The number of record holders was determined from the records of the Company's transfer agent and does not include beneficial owners of common stock whose shares are held in the name of various securities brokers, dealers and registered clearing agencies. The Company believes that there are approximately 12,000 beneficial owners of common stock.

As of April 18, 2011, the closing price per share of SNHY stock was $41.92 and there were 17,088,902 shares outstanding.

Shareholders Annual Meeting

The annual meeting of shareholders will be held at 10:00 a.m. Eastern Time on Monday, June 6, 2011, at:

Sun Hydraulics Corporation
701 Tallevast Road
Sarasota, Florida 34243

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com


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Locations Worldwide

Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, Florida 34243 USA
Phone: 941-362-1200
Email: suninfo@sunhydraulics.com

Sun Hydraulics Limited
Wheler Road
Coventry C3V 4LA England
Phone: 44-2476-217400
Email: sales@sunuk.com

Sun Hydraulik GmbH
Brusseler Allee 2
D-41812 Erkelenz, Germany
Phone: 49-2431-8091-0
Email: info@sunhydraulik.de

Sun Hydraulics, S.A.R.L.
Parc Innolin
6 rue du Golf
33700 Mérignac, France
Phone: 33-557-291529
Email: info@sunfr.com

Sun Hydraulics Korea Corporation
97B 13L Namdong Industrial Complex
664-12 Gojan Dong, Namdong Gu
Incheon, 405-310 Korea
Phone: 82-32-813-1350
Email: sales@sunhydraulics.co.kr

Sun Hydraulics China Co, Ltd.
Hong Kong New World Tower
47th Floor
300, Huaihai Zhong Road
Shanghai 200021
P.R. China
Phone: 86-21-5116-2862
Email: sunchinainfo@sunhydraulics.com

Sun Hydraulics (India)
No. 1, 1st Main Road, Munnekolala Extension
Marathahalli Outer Ring Road
Bangalore-560037 India
Phone: 0091-80-25236325
Email: sunindiainfo@sunhydraulics.com


sun hydraulics®
CORPORATION

www.sunhydraulics.com